UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 09, 2021

AENZA S.A.A. (“we” or the “Company”) hereby informs that, following the signing by the Company of a Settlement and Cooperation Agreement with Peruvian authorities which was disclosed on a Form 6-K on May 24, 2021, and in light of the audited consolidated financial statements that were included in the Company’s annual report on Form 20-F for the 2020 year filed on May 17, 2021, we have restated our consolidated financial statements for 2020 that were previously prepared under Peruvian accounting standards and furnished on Form 6-K on March 8, 2021. The attached consolidated financial statements for 2020 do not differ substantially from the consolidated financial statements included in the Company’s annual report on Form 20-F for the 2020 year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO

Name: Luis Francisco Diaz Olivero

Title: Chief Executive Officer

Date: June 09, 2021

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO

S.A.A.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2020

(Free translation from the original in Spanish)

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2020

S/	= Peruvian Sol
US$	= United States dollar

(Free translation from the original in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Members of the Board of

AENZA S.A.A. (formerly Graña y Montero

S.A.A.)

We have audited the accompanying consolidated financial statements of AENZA S.A.A. (formerly Graña y Montero S.A.A.) and Subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the Consolidated statements of cash flows corresponding to the years ended on those dates, as well as the summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) in force internationally. This responsibility includes: designing, implementing and maintaining such internal control as management determines is necessary to enable the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Responsibility of the auditors

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Our audits were carried out in accordance with the International Auditing Standards (ISA), published by the International Auditing and Assurance Standards Board (IAASB), approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements do not contain material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, which includes assessing the risk that the financial statements will contain material misstatements, whether as a result of fraud or error. In making this risk assessment, the auditor takes into consideration the relevant internal control of the Company in the preparation and fair presentation of the financial statements in order to design audit procedures in accordance with the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating whether the accounting principles applied are appropriate and whether the accounting estimates made by management are reasonable, as well as an evaluation of the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide us with a basis for our audit opinion.

(Free translation from the original in Spanish)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all their significant aspects, the consolidated financial position of AENZA S.A.A. (formerly Graña y Montero S.A.A) and Subsidiaries as of December 31, 2020 and 2019, as well as their financial performance and cash flows for the years ended on those dates, in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) in force internationally.

Emphasis of Matters

As discussed in Note 1, the consolidated financial statements for the year ended December 31, 2020 were prepared and issued with the authorization of management and the Board of Directors on March 5, 2021. On March 5, 2021, we issued an unqualified opinion on the aforementioned financial statements, which contained a paragraph related to the legal situation of the Company as of the date of the opinion, which has required updating. Since the date the financial statements were submitted to the shareholders for approval, events with a material impact on the results of operations have occurred that were recorded in compliance with International Financial Reporting Standards (IFRS). Consequently, as indicated in Note 2.32 to the separate financial statements, the Company restructured the financial statements as of December 31, 2020 mainly due to adjustments related to the contingencies of the so-called “Construction Club” and to investigations arising from projects developed in partnership with Odebrecht Group companies, the effect of which was a decrease in assets of S/44,092 thousand, an increase in liabilities of S/49,788 thousand and a decrease in equity and results for the year of S/93,880 thousand.

As indicated in Note 1 to the separate financial statements, AENZA S.A.A. (formerly Graña y Montero S.A.A.) in the so-called Lava Jato case, participated as a minority partner, directly and/or through subsidiaries and other entities with companies of the Odebrecht Group for the development of six infrastructure projects; Cumbra Perú S.A. (formerly GyM S.A.) and Concar S.A. (subsidiaries of AENZA S.A.A.) have been included in the criminal investigation being conducted by the Peruvian authorities for the alleged crime of corruption in relation to the so-called “Construction Club”. The value of the contingency resulting from the aforementioned processes has been recorded in the financial statements as of December 31, 2020 based on the Agreement entered into with the Prosecutor’s Office and the Attorney General’s Office on May 21, 2021, whose specific terms and conditions are subject to judicial approval. Additionally, Cumbra Peru S.A. has also been included in an Administrative Sanctioning Process by a Peruvian regulatory entity for the existence of the so-called “Construction Club”. The Company and its legal advisors estimate that the fine to be imposed in this case should not exceed the present value of S/24.5 million recorded as of December 31, 2020. The Company’s management cannot rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that the authorities or third parties may find, in the future, adverse evidence not currently known with respect to other projects developed during the period under investigation.

(Free translation from the original in Spanish)

As indicated in Notes 12 and 15 to the consolidated financial statements, as of December 31, 2020 the Company has an account receivable from Gasoducto Sur Peruano (associate) for S/620 million. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the natural gas pipeline transportation system, this process is in the stage of recognition of creditors that will form the Board of Creditors. Based on the preliminary agreement of effective collaboration signed with the Peruvian authorities, the Company desisted from requesting arbitration for the collection of this debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its collection right against the Peruvian State for the Net Book Value of the concession assets and thus recover the corresponding accounts receivable.

Lima, Peru

March 5, 2021, except for Note 1, Note 2.25 and Note 24, which is as of June 9, 2021.

Lima, Peru

March 5, 2021

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2019	2020
		(as restated)	(as restated)
Current assets
Cash and cash equivalents	9	950,701	900,168
Trade accounts receivables, net	10	914,204	703,167
Work in progress, net	11	49,457	186,433
Accounts receivable from related parties	12	36,658	27,338
Other accounts receivable	13	454,474	433,531
Inventories, net	14	555,401	552,000
Prepaid expenses		16,478	22,972

		2,977,373	2,825,609
Non-current assets as held for sale		2,398	—

Total current assets		2,979,771	2,825,609

Non-current assets
Trade accounts receivable, net	10	779,609	730,666
Work in progress, net	11	23,117	—
Accounts receivable from related parties	12	574,723	620,071
Prepaid expenses		27,934	22,264
Other accounts receivable	13	273,432	328,223
Investments in associates and joint ventures	15	37,035	35,516
Investment property		28,326	26,073
Property, plant and equipment, net	16	463,990	405,469
Intangible assets, net	17	854,227	791,990
Right-of-use assets, net	16.2	90,581	64,518
Deferred income tax asset	24	271,719	262,165

Total non-current assets		3,424,693	3,286,955

Total assets		6,404,464	6,112,564

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
	Note	2019	2020
		(as restated)	(as restated)
Current liabilities
Borrowings	18	481,529	452,884
Bonds	19	44,737	58,446
Trade accounts payable	20	1,159,075	1,097,167
Accounts payable to related parties	12	38,916	43,818
Current income tax		51,169	34,494
Other accounts payable	21	669,674	718,406
Other provisions	22	113,483	92,757

Total current liabilities		2,558,583	2,497,972

Non-current liabilities
Borrowings	18	409,066	445,436
Bonds	19	879,305	874,313
Trade accounts payable	20	34,814	40,502
Other accounts payable	21	296,290	183,232
Accounts payable to related parties	12	22,583	36,297
Other provisions	22	214,952	336,609
Derivative financial instruments		52	—
Deferred income tax liability	24	112,734	102,907

Total non-current liabilities		1,969,796	2,019,296

Total liabilities		4,528,379	4,517,268

Equity	23
Capital		871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,132,179	1,131,574
Other reserves		(177,506)	(169,234)
Retained earnings		(510,766)	(728,637)

Equity attributable to controlling interest in the Company		1,477,810	1,267,606
Non-controlling interest		398,275	327,690

Total equity		1,876,085	1,595,296

Total liabilities and equity		6,404,464	6,112,564

The accompanying notes on pages 9 to 121 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2019	2020
		(as restated)	(as restated)
Revenues from construction activities		2,411,880	1,815,671
Revenues from services provided		1,254,059	1,055,423
Revenue from real estate and sale of goods		671,922	442,935

		4,337,861	3,314,029

Cost of construction activities		(2,351,563)	(1,716,309)
Cost of services provided		(1,035,251)	(929,206)
Cost of real estate and sale of goods		(500,610)	(347,906)

	26	(3,887,424)	(2,993,421)

Gross profit		450,437	320,608
Administrative expenses	26	(248,652)	(152,909)
Other income and expenses	28	(339,494)	(182,846)

Operating loss		(137,709)	(15,147)
Financial expenses	27	(253,134)	(156,943)
Financial income	27	74,346	39,420
Share of the profit or loss of associates and joint ventures accounted for using the equity method	15 a)-b)	(218,774)	770

Loss before income tax		(535,271)	(131,900)
Income tax expense	29	(303,371)	(58,444)

Loss for the year		(838,642)	(190,344)

Profit (loss) attributable to:
Owners of the Company		(884,721)	(217,871)
Non-controlling interest		46,079	27,527

		(838,642)	(190,344)

Loss per share attributable to owners of the Company during the year	34	(1.076)	(0.250)

The accompanying notes on pages 9 to 121 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Nota	2019	2020
			(as restated)
Loss for the year		(838,642)	(190,344)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	6	(626)
Foreign currency translation adjustment, net of tax	30	(8,170)	8,304
Exchange difference from net investment in a foreign operation, net of tax	30	(456)	708

Other comprehensive income for the year, net of tax		(8,620)	8,386

Total comprehensive income for the year		(847,262)	(181,958)

Comprehensive income attributable to:
Owners of the Company		(891,607)	(209,599)
Non-controlling interest		44,345	27,641

		(847,262)	(181,958)

The accompanying notes on pages 9 to 121 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2020

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

- IFRS adoption	—	—	—	—	—	—	(1,462)	(1,462)	—	(1,462)

Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469

(Loss) profit for the year	—	—	—	—	—	—	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	—	—	—	—	—	6	—	6	—	6
Foreign currency translation adjustment	—	—	—	—	—	(6,440)	—	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(452)	—	(452)	(4)	(456)

Comprehensive income of the year	—	—	—	—	—	(6,886)	(884,721)	(891,607)	44,345	(847,262)

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(32,996)	(32,996)
- Additional acquisition of non-controlling	—	—	—	—	1,883	—	—	1,883	(1,883)	—
- Capital Increase	142,484	142,484	—	—	138,152	—	—	280,636	—	280,636

Total transactions with shareholders	142,484	142,484	—	—	140,035	—	—	282,519	(47,641)	234,878

Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

(Loss) profit for the year	—	—	—	—	—	—	(217,871)	(217,871)	27,527	(190,344)
Cash flow hedge	—	—	—	—	—	(594)	—	(594)	(32)	(626)
Foreign currency translation adjustment	—	—	—	—	—	8,158	—	8,158	146	8,304
Exchange difference from net investment in a foreign operation	—	—	—	—	—	708	—	708	—	708

Comprehensive income of the year	—	—	—	—	—	8,272	(217,871)	(209,599)	27,641	(181,958)

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(15,725)	(15,725)
- Additional acquisition of non-controlling	—	—	—	—	(605)	—	—	(605)	(89)	(694)

Total transactions with shareholders	—	—	—	—	(605)	—	—	(605)	(98,226)	(98,831)

Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296

The accompanying notes on pages 9 to 121 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2019	2020
		(as restated)	(as restated)
OPERATING ACTIVITIES
Loss before income tax		(535,271)	(131,900)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	26	112,318	98,504
Amortization	26	107,499	98,621
Impairment of inventories	26	4,503	791
Impairment of accounts receivable and other accounts receivable	26	290,491	134,964
Reversal of impairment of inventories		(4,752)	(821)
Debt condonation		(18,186)	(9,451)
Impairment (reversal) of property, plant and equipment	26	20,018	—
Impairment of intangible assets	28	45,821	—
Reversal of impairment of accounts receivable		(19,448)	—
Reversal of impairment of intangible assets		(20,676)	—
Change in the fair value of the liability for put option	28	4,697	245
Other provisions	22	186,894	126,896
Financial expense,net		167,872	225,212
Impairment of investment		384	38
Incremental cost accrued		—	8,875
Share of the profit and loss of associates and joint ventures accounted for using the equity method	15 a)-b)	218,774	(770)
Reversal of provisions	22	(7,471)	(33,264)
Disposal (reversal) of assets		349	8,895
Profit on sale of property, plant and equipment	16	(11,892)	(2,322)
Profit on remeasurement of accounts receivable		45,363	(25,888)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		457,709	131,674
Other accounts receivable		148,833	(46,117)
Other accounts receivable from related parties		(11,178)	(20,641)
Inventories		(34,091)	22,578
Pre-paid expenses and other assets		4,964	(823)
Trade accounts payable		58,973	(42,062)
Other accounts payable		(292,184)	(58,011)
Other accounts payable to related parties		(24,461)	3,591
Other provisions		(1,134)	(9,051)
Interest payment		(172,377)	(137,369)
Payments for purchases of intangibles - Concessions		(25,917)	(3,519)
Payment of income tax		(94,669)	(112,851)

Net cash provided by operating activities		601,755	226,024

INVESTING ACTIVITIES
Sale of property, plant and equipment		18,607	9,118
Interest received		6,552	4,292
Dividends received	15 a)-b)	1,517	2,318
Payment for purchase of investments properties		(88)	(98)
Payments for intangible purchase		(84,201)	(46,767)
Payments for property, plant and equipment purchase		(93,017)	(33,596)

Net cash applied to investing activities		(150,630)	(64,733)

FINANCING ACTIVITIES
Loans received		644,312	185,644
Amortization of loans received		(1,130,301)	(275,163)
Amortization of bonds issued		(31,335)	(37,981)
Payment for transaction costs for debt		(4,770)	—
Dividends paid to non-controlling interest	35	(12,762)	(82,412)
Cash received (return of contributions) from non-controlling shareholders		(32,996)	(15,725)
Capital increase	23	280,636	—

Net cash applied to financing activities		(287,216)	(225,637)

Net increase (net decrease) in cash		163,909	(64,346)
Exchange difference		(20,303)	13,813
Cash and cash equivalents at the beginning of the year		807,095	950,701

Cash and cash equivalents at the end of the year	9	950,701	900,168

NON-CASH TRANSACTIONS:
Capitalization of interests		7,229	4,887
Acquisition of assets through finance leases		3,851	71
Acquisition of right-of-use assets		101,745	12,075
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur		—	24,157
Acquisition of supplier bonds		—	25,871

The accompanying notes on pages 9 to 121 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2020

1	GENERAL INFORMATION - updated for subsequent events until June 9, 2021

a)	Incorporation and operations

AENZA S.A.A., formerly Graña y Montero S.A.A. (hereinafter the “Company”) is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. In addition, the Company provides strategic and functional services and office leases to the companies of the Corporation.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A., which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies whose operations encompass different business activities where, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate business. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2020, have been prepared and issued with authorization of Management and the Board of Directors on March 5, 2021, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

Since the date the financial statements were submitted to our shareholders for their approval, until the date of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results occurred and as a result, and in compliance with International Financial Reporting Standards (IFRS), we have recorded such impacts herein. This was revealed through a relevant information communication on May 17, 2021. The events referred to previously, are related mainly to the considerable progress in the negotiations of the Company’s plea bargain agreement, which allowed us to reassess our estimate of our exposure to the contingencies including within its scope. As a result, the amounts included in our financial statements were restructured as described in Section/Note 2.32.

After the filing of the Form 20-F, the Company signed an “Acta de Acuerdo Preparatorio de Colaboracion y Beneficios” (the “Agreement”), with the Special Prosecutor Team dedicated on an exclusive basis to the investigations related to the Lava Jato and Construction Club cases and with the “Procuraduria Publica ad Hoc”. Pursuant to the Agreement, the Company assumed an obligation to pay a civil penalty, which is within the estimates included in such financial information. The terms of the Plea Agreement will be enforceable once such agreement is approved by the Peruvian courts.

The consolidated restructured financial statements for the year ended December 31, 2020 have been prepared and issued with authorization of Management and the Board of Directors on June 9, 2021 to ensure consistency between the information presented to the markets in which the Company’s securities are traded, and will be submitted for consideration and approval of the General Mandatory Shareholder’s Meeting that will be scheduled promptly.

The consolidated financial statements for the year ended December 31, 2019 were approved on the Annual General Mandatory Shareholder’s Meeting on July 13, 2020.

c)	Acta de Acuerdo Preparatorio de Colaboracion y Beneficios – “The Agreement”

Pursuant to the Agreement, executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$40.7 million. The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197.0 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years. As of December 31, 2020, we registered the present value of the amounts described before, which amount to S/154.3 million and US$19.3 million (totaling S/.223.7 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

The Company is currently evaluating the changes to its Financial Plan approved on November 2, 2020 to repay the final amount of the civil penalty.

d)	Current situation of the Company

The Company is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by INDECOPI based on events that occurred between years 2003 and 2015. Such situations led to significant changes at Company´s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations, as explained below:

•	On January 9, 2017, the Board of Directors approved the opening of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

•

On March 2, 2017, a new Chief Executive Officer was appointed and on March 31, 2017, the shareholders appointed a new Board of Directors with an independent majority, all non-executive directors, introducing fundamental changes in the corporate governance and culture of the Company.

•

On March 30, 2017, the Board of Directors created the Risk and Compliance Committee, who was in charge of the oversight of the investigation independently from Management. The investigation was conducted by the law firm Simpson Thacher & Bartlett LLP, with the assistance of forensic accountants, who reported exclusively to the Risk and Compliance Committee.

•

The external investigation concluded on November 2, 2017 and found no evidence that the Company or its subsidiaries or any of its directors or officers, former or current, have intentionally or knowingly participated in acts of corruption related to the projects developed in association with Odebrecht.

•

As new information emerged, the Company’s Board of Directors continued to investigate the facts that were the subject of the criminal investigations, including matters relating to the “Construction Club”, which scope was outside of the investigation carried out by Simpson Thacher & Bartlett LLP. After an extensive and detailed review process, it was decided to share all the findings with the Peruvian authorities within the framework of a plea bargain process, in line with the Company’s commitment to transparency and integrity.

•

Subsequently, in August 2019, Jose Graña Miro Quesada, a shareholder and former chairman of our Company’s Board of Directors, publicly announced that he and Hernando Graña Acuña, a shareholder and former member of the Company’s Board of Director’s, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in relation to the investigations of “Lava Jato” case and others in progress. Due to the reserved nature of the plea bargain process, it is impossible for us to know or verify the statements made by the aforementioned persons within the scope of those processes. Any admission or other evidence provided that corroborate wrongdoing could be inconsistent with the investigations carried out and could have a significant impact on your conclusions.

•

As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor Office and the Ad Hoc Prosecutor’s Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor Office and the Ad Hoc Attorney General’s Office authorize the Company to disclose the existence of the agreement but to maintain its content confidential.

•

The Covid-19 pandemic in Peru suspended the negotiations of the plea bargain agreement in March 2020 and such negotiations discussions resumed in July 2020. The Company made substantial progress in the negotiations and executed a preparatory agreement on May 21, 2021.

•

At the same time, since the beginning of year 2017, the new administration together with the new Board of Directors began a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization supported by a Board of Directors with an independent majority, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner of Odebrecht Group companies, directly or through its subsidiaries, in entities or consortiums that developed six infrastructure projects. The resulting contingency from these projects has been determined in the Agreement, and includes IIRSA Sur Tranches 2 and 3, IIRSA Norte, Electric Train Construction Project Tranches 1 and 2 and Gasoducto Sur Peruano (GSP).

Criminal investigations in relation to the Construction Club case

On another side, Cumbra Peru S.A. (formerly GyM S.A.) has been incorporated, along with other construction companies, as a legal entity investigated in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. The resulting contingency from these projects has been determined in the Agreement.

Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A.C., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director and the former Corporate General Manager of the Company have been included in the criminal investigation into these events.

Management cannot rule out the possibility of finding, in the future, adverse evidence, nor that the authorities or third parties find, in the future, adverse evidence not currently known with respect to the projects executed during the period under investigation.

Anticorruption Law - effects on the Company

Pursuant to the terms of the Agreement, the Prosecutor is obliged to Request, with respect to the projects under the Agreement, the exoneration of the Company from the Law 30737 and its Reglamentation.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club. Cumbra Peru S.A. has provided to INDECOPI with all the information requested and continues collaborating with the investigation.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Commission for the Defense of Free Competition of INDECOPI (the “Commission”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of said procedure. The proceeding concluded its evidentiary stage and on March 9, 2021, the TS notified Cumbra Peru that it had recommended the Commission the imposition of a fine of approximately S/ 108 million. Cumbra Peru S.A. has objected this recommendation and its advisors estimate its exposure in approximately S/ 39 million without considering present value deductions and additional deductions to which Cumbra Peru S.A. may be entitled under applicable law. As of December 31, 2020 the Company registered the present value of such provision, which amounts to S/24.5 million.

e)	Impact of the COVID-19 Pandemic

The outbreak of the COVID-19 pandemic, which the World Health Organization declared to be a “public health emergency of international concern”, has spread across the world since 2019. Throughout 2020, countries around the world, including Peru, Chile and Colombia, took extraordinary measures to contain the spread of COVID-19, including social immobilization, imposition of travel restrictions, temporary closure of non-essential businesses, restrictions on public gatherings and similar actions.

These measures led to a substantial reduction in economic activity, especially in the second quarter of 2020. In response to this situation, the governments of Peru, Chile and Colombia implemented various stimulus programs to assist families and businesses.

In this context the results of operations, financial positions and cash flows of the Company have been adversely affected during second quarter of 2020. However, as of the date of this report and as a result of the gradual normalization of activities since July 2020, the results of the following months show a significant recovery in activity.

From the analysis carried out by Management the different business of the Company has been impacted during 2020 as follows:

1) In the engineering and construction business the mandatory stoppage of activities, specially form March to June, caused total revenues to decrease by 25% compared to 2019. However, the gradual normalization of activities from July and the result of negotiations with our clients regarding higher costs due to the stoppages and new operating standards prevented gross and operating margins from deteriorating substantially compared to 2019. Finally, it was very relevant the award of new contracts during the year, especially the contract for the construction of the second runway at Jorge Chavez airport and the contract for the construction of the Piura gas pipeline.

2) In the real estate business, the shutdown of projects has impacted the delivery of real estate units during the year, which impacts the revenues and results of the year. However, despite these adverse circumstances, a positive result was achieved for this business in 2020.

3) The infrastructure businesses continue operating as they were declared essential services:

a.	Line 1 of the Metro operated with fewer passengers, but revenues were not impacted due to the fact that revenues don’t depend on traffic but on the amount of kms travelled by each train.
b.

The oil and gas business were impacted by the reduction of the oil Price to levels below the estimations considered for 2020. During the sanitary crisis, the enforceability of further investment obligation on new wells in Lots III and IV was suspended obligations with suppliers were renegotiated.

c.

The state emergency situation caused an impact on Norvial S.A. revenues and on the results of 2020 as a result of lower vehicle traffic until July. In addition, in May the Peruvian Congress approved a law in order suspending the collection of tolls, a measure that was in effect from May 9 to June 30, 2020. Norvial S.A. has claimed from the State the payment of a compensation foreseen in clause 9.9 of the Concession Contract, which establishes the obligation of the Grantor to recognize and pay the Concessionaire the corresponding tariff difference in the event that any public entity does not allow the Concessionaire to collect the tariff as stipulated in the same contract.

d.	In the road concessions Survial S.A. and Concesion Canchaque S.A. the suspension in the collection of tolls did not impact the results of the year as the revenues do not depend on vehicle traffic.

In general terms, we have not been affected by interruptions in the supply chain of personnel, services or materials, and despite the temporary stoppage of some of our projects, there were no penalties for non-compliance with our agreements with clients.

The most important goodwill of the Company is the result of acquisitions in Colombia and Chile. Considering that in both countries the impacts of the pandemic did not lead to major projects shut downs, our estimates of the value of the goodwill have not been affected. Based on our impairment assessment as of December 31, 2020, we have determined that our goodwill is not impaired.

On the liquidity side, the Company implemented a plan that included several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a twelve-week cash plan, project-by-project, to ensure that Group subsidiaries will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) renegotiating certain of the Company’s subsidiaries obligations with respect to suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the Company; (v) reducing headcount, and temporarily reducing salaries of senior management and Directors’ allowances, across the Company’s three segments; and (vi) reducing capital expenditures across the Company’s subsidiaries. This plan was approved by the Board of Directors in April and May 2020 sessions. In this regard, the accompanying financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2019, and December 31, 2020, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the Management exercise its critical judgment in the process of applying the Corporation’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Corporation. They are deconsolidated from the date that control ceases.

The Corporation applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Corporation evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. As of December 31, 2019, and 2020, the measurements of the non-controlling interest in the Corporation´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Corporation with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments” as profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

For consolidating subsidiaries, balances, income, and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Group companies use common accounting practices, except for those that are specifically required for specific businesses.

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries

When the Corporation ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements

Contracts in which the Corporation and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Corporation has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

The Corporation assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Corporation calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Corporation stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Corporation, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Corporation has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method (see section d) above).

Profits and losses resulting from transactions between the Corporation and its associates are recognized in the Corporation’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Corporation.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to the Management of the Corporation.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Corporation restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in Peruvian soles, which is the functional and presentation currency of the Corporation. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using prevailing the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income. Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation”.

c)	Corporation companies

The results and financial position of all the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of the Corporation are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;
ii)

income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and
iv)	all exchange differences are recognized as separate components in other comprehensive income, within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Corporation and the Peruvian Government entitle the Corporation, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

a)

It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (financial asset model).

b)

It is recognized as an intangible asset to the extent that the service agreement grants the Corporation a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Corporation recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of borrowings as current liabilities.

2.7	Financial assets

2.7.1	Classification and measurement

The Corporation classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income and iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Corporation’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2019, and 2020, the Corporation only maintains financial assets in the following categories:

a)	Amortized cost

This category is the most relevant for the Corporation. The Corporation measures financial assets at amortized cost if the following conditions are met:

i) The financial asset is held within a business model with the objective of maintaining the financial assets to obtain the contractual cash flows; and

ii) The contractual terms of the financial asset generate cash flows, on specific dates, that are only payments of the principal and interest on the amount of the outstanding principal.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Profits and losses are recognized in profits or losses when the asset is written off, modified or impaired.

Trade accounts receivable, accounts receivable from related companies, other accounts receivable, work in progress and cash and cash equivalents are included in current assets except for those over twelve months after the date of the consolidated statement of financial position. The latter are classified as non-current assets.

b)	Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Corporation are classified in this category when they meet the following conditions:

i) keep them within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

The investment account at Inversiones en Autopistas S.A. is included in this category.

c)	Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized costs or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets designated by the Corporation at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Corporation derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Corporation participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognized and are measured on a basis that reflects rights and obligations that the Corporation has retained.

2.8	Impairment of financial assets

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over twelve months or for the entire life of the financial instrument (“lifetime”). In accordance with the provisions of the standard, the Corporation applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on twelve months after the reporting date or during the entire life of the asset.

The Corporation has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at twelve months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Corporation has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period. The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as a hedging instrument, and if so, the nature of the item being hedged.

The Corporation designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value.

The Corporation documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedges transactions. The Corporation also documents its assessment, both at hedge inception as at the date of each subsequent statement of financial position, of whether the derivatives used in hedges transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes and changes in the account reserves for hedges in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than twelve months and as a current asset or liability when the remaining maturity period of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as “Financial income or Financial expenses”.

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are finally recognized in cost of goods sold in the case of inventory or depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and will be reversed to income when the forecasted transaction is finally recognized in the statement of comprehensive income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Corporation. If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. In the Infrastructure segment it includes the billing of the first purchase of trains as part of the model of the financial asset of the concessionaire Tren Urbano de Lima S.A. (formerly GyM Ferrovias S.A.) (Note 2.5).

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

It includes Management estimates corresponding to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A. (formerly GMI S.A.). In the Infrastructure segment, for concessions it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the model of the financial asset (Note 2.5).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.27 for detail on revenue recognition from construction activities and concessions services).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known, based on the progress completed.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity and marketed supplies for exploration and extraction activities.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to the construction.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is recognized; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an impairment estimated is recorded; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Exploration and extraction activities

Inventories are valued at production costs or net realizable value (NRV), the one with the lowest result, on the basis of the weighted average method. The NRV represents the value at which it is estimated to make oil, gas and its derivatives LPG and HAS, which is calculated on the basis of international prices at which discounts that are usually granted are deducted. Miscellaneous supplies, materials, and spare parts are valued at cost or replacement value, whichever is less based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories to be received are recorded at cost by the specific identification method.

The Corporation constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

c)	Other activities

Materials and supplies are recorded at cost by the weighted average method or at their replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

The devaluation of these items is estimated on the basis of specific analysis made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

Management considers that as of the date of the consolidated financial statements it is not necessary to establish additional provisions to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

2.13	Investment property

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. If the property’s carrying amount is greater than its estimated recoverable amount, an adjustment to reduce the carrying amount to the recoverable amount is recognized.

Depreciation is determined by the straight-line method at a rate that is considered sufficient to absorb the cost of the assets and the end of the useful life and considered their significant components with useful lives substantially different (each component is treated separately for depreciation purposes). The estimated useful lives of those properties range from 5 to 50 years.

The investment properties held by the Corporation correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, and (ii) the stores situated within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary Viva Negocio Inmobiliario S.A. (formerly Viva GyM S.A.) are represented by a fair value amount to US$14.16 million, equivalent to S/51.31 million as of December 31, 2020 (US$18.7 million, equivalent to S/62.6 million, as of December 31 of 2019). These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the statement of income during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable of producing is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 50
Machinery and equipment	Between 2 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date. Gains and losses on disposals are recognized in “Other income and expenses, net” in the statement of income. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the payment made, the amount of the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of income.

Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii)	Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net”. The carrying amount that has been subject to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in the “other income and expenses, net” item.

iii)	Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services and before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv)	Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over a period of time based on the estimated permanent of the Corporation’s customer (the estimation of useful life is based on the term of contract with customers which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v)	Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV, and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Blocks I and V and the unit of production method for Blocks III and IV), until the end period of the agreements signed with Perupetro.

vi)  Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

-	technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product and use or sell it;
-	there is the ability to use or sell the software product;
-	it can be demonstrated how the software product will probably generate future economic benefits;
-	technical, financial and other resources are available to complete the development and to use or sell the software product; and
-	expenses incurred during its development can be reliably measured.

Other development costs that do not meet these criteria are recognized in the statement of income as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

vii)  Land use rights

Refers to the rights maintained by the subsidiary Promotora Larcomar S.A. Land use of rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment is reviewed at each reporting date to verify possible reversals of impairment.

2.17	Financial liabilities

The financial liabilities of the Corporation include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less (or in the normal operating cycle of the business if it is greater), otherwise, they are presented as non-current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer), if not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include liabilities designated at initial recognition as at fair value through profit or loss.

Financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Company has only designated the obligation with BCI Peru as a financial liability at fair value through profit or loss, see Note 18.

2.20	Other financial liabilities

Corresponds to the loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.21	Borrowing costs

Debt costs are recognized at the statement of income in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than twelve months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.22	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates (and legislation) that have been enacted as of the date of the statement of financial position and that are expected to be applicable when the deferred income tax is realized or paid.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

2.23	Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, wages and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2019, and 2020, the Corporation does not grant benefits in this category.

Termination benefits are those benefits payable as a result of (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a)	Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for the time of services. Salaries, wages, and contributions to social security are settled on a monthly basis.

Entities of the Corporation recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year, and accrue based on the consideration of the service.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities of the Corporation operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) In Chile this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation for the annual vacations of personnel resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

c)	Workers’ profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

Termination benefits

The Corporation entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of salary for each year worked with a maximum salary of 330 days.

2.24	Provisions

a)	General

Provisions are recognized when i) the Corporation has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate an income from economic benefits in the future.

b)	Provision for the closure of production wells

The subsidiary UNNA ENERGIA S.A. (formerly GMP S.A.) recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according to the valuation techniques established by IFRS 13, “Fair Value Measurement”, and is simultaneously charged to the intangible account in the consolidated statement of financial position.

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to. Any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the consolidated statement of income.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.25	Put option arrangement

The subsidiary Cumbra Peru S.A. signed a sale option contract on the equity of its subsidiary Morelco S.A.S. (Note 32) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in results. In the event that the option expires without being exercised, the liability is written off with the corresponding adjustment to equity.

2.26	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

2.27	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Corporation recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

Below, the Corporation policy of recognition for each type of income according to IFRS 15:

i)	Engineering and construction

Revenues from engineering and construction contracts are recognized over time as the Corporation performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Corporation’s experts who review the work performed to date under each contract.

The Corporation recognizes revenue based on surveys of work to date, using the output method, which is the direct measurement of the value to the customer of the construction services completed to date relative to the remaining services to be performed under the contract. The Corporation believes that the use of the output method based on surveys of performance provides a faithful depiction of the transfer of services by the Corporation to the customer because it reflects an enforceable right to payment from the Corporation for the work completed to date.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise, liabilities are generated for the accrued costs not invoiced. When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

Revenues for additional work resulting from a modification or an instruction received from the customer to make a change in the scope of work or the price, or both, will result in an increase in contract revenue. The Corporation does not account for contract modifications unless approved by the customer. In addition, the Corporation reviews the enforceability of changes to the rights and obligations in contract modifications.

As part of its evaluation of whether changes to the rights and obligations in a contract modification are enforceable, the Corporation considers whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

The Corporation estimates the change in the transaction price arising from the contract modification if the transaction price has not yet been approved by the customer in accordance with the requirements of IFRS 15 to estimate variable consideration. In order to include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is ‘highly probable’ that a significant revenue reversal will not occur. The Corporation determines the probability that the revenue reversal will occur (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors is present: i) contractual entitlement; ii) past practices with the customer; iii) specific discussions or preliminary negotiations with the customer; and iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

When the contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

The nature of certain contracts, such us cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Corporation estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Corporation will be entitled. These methods require the Corporation to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.”

ii)	Real-estate – Real estate, urban and industrial lots

Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the incomes received will be recognized as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii)	Infrastructure

Income for provided services of oil and gas extraction, fuel dispatch and other services

The revenue from providing these services is recognized at the time the service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of income has a single performance obligation; that is performed when the service is provided at a time moment.

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil, which is enforced at the delivery of the goods.

Income from concession services

Revenues from concession services correspond to operation and maintenance services and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, enforced when the service is provided.

2.28	Recognition of cost and expenses

Engineering and construction contracts

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Group evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

Costs for sale of oil and derivative products

The costs of the services rendered, and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid and are recorded in the accounting periods to which they relate.

Costs for concession operation services

The costs of the operation and maintenance services are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are recorded in the accounting periods with which they are related.

2.29	Leases

Lease contracts are analyzed for the purpose of identifying those containing the characteristics according to IFRS 16 Leases (hereinafter “IFRS 16”) for recognition, measurement, presentation and disclosure.

The Corporation evaluates in every lease contract the following:

•	If you have the right to control the use of the identified asses,
•	If the contract term is longer that twelve months,
•	If the underlying asset amount is a material amount, and,
•	That the fees to be paid are not entirely variable.

a)	Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability as of the beginning of the lease.

The right-of-use asset is initially measured by the initial amount of the lease liability adjusted for any lease payment made on or before the start date, plus the initial direct costs incurred. The right-of-use assets are depreciated in a straight line, from the start date until the end of the lease contract. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is measured again when there is a change in future lease payments that arise from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be paid under a residual value guarantee, or if the Corporation changes its assessment of whether it is sure that it will exercise a purchase, extension or term option.

When the lease liability is measured again, the carrying amount of the right-of-use asset is adjusted.

In engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments, report them in financial expenses.

Operational cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

b)	Leases in which the Corporation is a lessor

Liabilities for operating leases and assets are included in the statement of financial position according to the nature of the asset. Revenues from operating leases are recognized in a straight line over the term of the lease agreement and the incentives granted to lessees are reduced from rental income.

Based on the foregoing, the Corporation as lessor has not changed the recognition of its leases.

2.30	Dividend distribution

Dividend distribution to the Corporation shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.31	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Corporation’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.32	Account balance restated as of December 31, 2020 due to subsequent events as of June 9, 2021

Since the date of the financial statements were submitted to our shareholders for their approval, until the date of of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results have occurred and as a result, we have recorded such impacts herein. As explained in Note 1 b), these events consisted mainly of: (i) the achievement of considerable progress in the negotiations of the Company’s plea bargain agreement; and (ii) the notification of the conclusion of the sanctioning administrative procedure evidentiary stage with the recommendation of the Technical Secretariat of INDECOPI for the imposition of a fine, that has allowed us to reassess our estimate of our exposure to the contingencies including within its scope.

Adjustments made from the date on which the financial statements were submitted for approval, until the date of these financial statements, and generated updates in the following notes 4.1.a i), 4.2, 6, 7, 8.1, 13, 22, 24, 27, 28, 29, 30, 33, 34, and 37 are as follows:

a)

The reassessment of the estimate of the civil indemnity payable to the Peruvian State, increasing the present value by S/25.3 million (Note 1-c and Note 22-i). In other and, the present value of the civil indemnity provision equivalent to S/2.2 million was reclassified from “other income and expenses, net” to “financial income”. Additionally, the schedule and method of payment was modified, and consequently, the distribution between current and non-current portions of the caption “other provisions” was modified.

b)

The recording of the present value of the exposure estimation to the fine that the Technical Secretariat of INDECOPI recommended for the administrative process followed against the subsidiary Cumbra Peru for S/24.5 million (Note 1-d and Note 22-ii) and Note 28, which was recorded under the caption “other income and expenses, net”.

c)

The recording in the subsidiary Concesionaria Via Expresa Sur S.A. of additional provision totalling S/43.6 million as a consequence of the resignation on further collections from Municipalidad de Lima for any concept arising from the Concession contract termination (Note 13 e.2 and Note 28 b), which was recorded in in the caption “other income and expenses, net”.

(d)	An adjustment to the deferred tax account was recorded on the present value of an account receivable from SUNAT equivalent to S/.0.5 million.

As a result of this process, the amounts in the consolidated statement of financial position are adjusted as follows:

	As of December 31,			As of December 31,
	2020	Adjustment		2020
ASSETS	Audited			As restated
Current assets
Cash and cash equivalents	900,168	—		900,168
Trade accounts receivables, net	703,167	—		703,167
Work in progress, net	186,433	—		186,433
Accounts receivable from related parties	27,338	—		27,338
Other accounts receivable	477,165	(43,634	)(c)	433,531
Inventories, net	552,000	—		552,000
Prepaid expenses	22,972	—		22,972

Total current assets	2,869,243	(43,634)		2,825,609

Non-current assets
Trade accounts receivable, net	730,666	—		730,666
Accounts receivable from related parties	620,071	—		620,071
Prepaid expenses	22,264	—		22,264
Other accounts receivable	328,223	—		328,223
Investments in associates and joint ventures	35,516	—		35,516
Investment property	26,073	—		26,073
Property, plant and equipment, net	405,469	—		405,469
Intangible assets, net	791,990	—		791,990
Right-of-use assets, net	64,518	—		64,518
Deferred income tax asset	262,623	(458	)(d)	262,165

Total non-current assets	3,287,413	(458)		3,286,955

Total assets	6,156,656	(44,092)		6,112,564

LIABILITIES AND EQUITY
Current liabilities
Borrowings	452,884	—		452,884
Bonds	58,446	—		58,446
Trade accounts payable	1,097,167	—		1,097,167
Accounts payable to related parties	43,818	—		43,818
Current income tax	34,494	—		34,494
Other accounts payable	718,406	—		718,406
Provisions	141,744	(48,987	)(a, b)	92,757

Total current liabilities	2,546,959	(48,987)		2,497,972

Non-current liabilities
Borrowings	445,436	—		445,436
Bonds	874,313	—		874,313
Trade accounts payable	40,502	—		40,502
Other accounts payable	183,230	2		183,232
Accounts payable to related parties	36,297	—		36,297
Provisions	237,836	98,773	(a, b)	336,609
Deferred income tax liability	102,907	—		102,907

Total non-current liabilities	1,920,521	98,775		2,019,296

Total liabilities	4,467,480	49,788		4,517,268

Equity
Capital	871,918	—		871,918
Legal reserve	132,011	—		132,011
Voluntary reserve	29,974	—		29,974
Share Premium	1,131,574	—		1,131,574
Other reserves	(169,234)	—		(169,234)
Retained earnings	(635,101)	(93,536)		(728,637)

Equity attributable to controlling interest in the Company	1,361,142	(93,536)		1,267,606
Non-controlling interest	328,034	(344)		327,690

Total equity	1,689,176	(93,880)		1,595,296

Total liabilities and equity	6,156,656	(44,092)		6,112,564

As a result of this process, the amounts in the consolidated statement of income are adjusted as follows:

	For the year ended December 31, 2020
	Audited	Adjustment		As restated

Revenues from construction activities	1,815,671	-		1,815,671
Revenues from services provided	1,055,423	-		1,055,423
Revenue from real estate and sale of goods	442,935	-		442,935

	3,314,029	-		3,314,029

Cost of construction activities	(1,716,309)	-		(1,716,309)
Cost of services provided	(929,206)	-		(929,206)
Cost of real estate and sale of goods	(347,906)	-		(347,906)

	(2,993,421)	-		(2,993,421)

Gross profit	320,608	-		320,608

Administrative expenses	(152,909)	-		(152,909)
Other income and expenses	(87,232)	(95,614	) (a, b, c)	(182,846)

Operating profit (loss)	80,467	(95,614)		(15,147)

Financial expenses	(156,943)	-		(156,943)
Financial income	37,231	2,189	(a)	39,420
Share of the profit or loss of associates and joint ventures accounted for using the equity method	770	-		770

Loss before income tax	(38,475)	(93,425)		(131,900)
Income tax expense	(57,989)	(455)		(58,444)

Loss for the year	(96,464)	(93,880)		(190,344)

(Loss) profit attributable to:
Owners of the Company	(124,335)	(93,536)		(217,871)
Non-controlling interest	27,871	(344)		27,527

	(96,464)	(93,880)		(190,344)

Loss per share attributable to owners of the
Company during the year	(0.143)	(0.107)		(0.250)

As a result of this process, the amounts in the consolidated statement of cash flow are adjusted as follows:

	For the year ended December 31, 2020
	Audited	Adjustment		As restated
OPERATING ACTIVITIES
Loss before income tax	(38,475)	(93,425)		(131,900)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	98,504	-		98,504
Amortization	98,621	-		98,621
Impairment of inventories	791	-		791
Impairment of accounts receivable and other accounts receivable	91,330	43,634	(c)	134,964
Reversal of impairment of inventories	(821)	-		(821)
Debt condonation	(9,451)	-		(9,451)
Change in the fair value of the liability for put option	245	-		245
Other provisions	80,673	46,223	(a, b)	126,896
Financial expense,net	225,212	-		225,212
Impairment of investment	38	-		38
Incremental cost accrued	8,875	-		8,875
Share of the profit and loss of associates and joint ventures accounted for using the equity method	(770)	-		(770)
Reversal of provisions	(36,827)	3,563	(a, b)	(33,264)
Disposal of assets	8,895	-		8,895
Profit on sale of property, plant and equipment	(2,322)	-		(2,322)
Profit on remeasurement of accounts receivable	(25,888)	-		(25,888)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	131,674	-		131,674
Other accounts receivable	(46,120)	3		(46,117)
Other accounts receivable from related parties	(20,641)	-		(20,641)
Inventories	22,578	-		22,578
Pre-paid expenses and other assets	(823)	-		(823)
Trade accounts payable	(42,062)	-		(42,062)
Other accounts payable	(58,013)	2		(58,011)
Other accounts payable to related parties	3,591	-		3,591
Other provisions	(9,051)	-		(9,051)
Interest payment	(137,369)	-		(137,369)
Payments for purchases of intangibles - Concessions	(3,519)	-		(3,519)
Payment of income tax	(112,851)	-		(112,851)

Net cash provided by operating activities	226,024	-		226,024

INVESTING ACTIVITIES

Net cash applied to investing activities	(64,733)	-		(64,733)

FINANCING ACTIVITIES

Net cash applied to financing activities	(225,637)	-		(225,637)

Net decrease in cash	(64,346)	-		(64,346)
Exchange difference	13,813	-		13,813
Cash and cash equivalents at the beginning of the year	950,701	-		950,701

Cash and cash equivalents at the end of the year	900,168	-		900,168

NON-CASH TRANSACTIONS:
Capitalization of interests	4,887	-		4,887
Acquisition of assets through finance leases	71	-		71
Acquisition of right-of-use assets	12,075	-		12,075
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur	24,157	-		24,157
Acquisition of supplier bonds	25,871	-		25,871

2.33	Account balance reclassified as of December 31, 2019

a)

The receivable balance to Consorcio Constructor Ductos del Sur amounting to S/27.8 million as of December 31, 2019, was reclassified from “other accounts receivable” to “accounts receivable from related parties”.

b)

Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of December 31 2019 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in Note 36.

As a result of this process, the balances in the consolidated statement of financial position are reclassified as follows:

	As of December 31,			As of December 31,
	2019	Reclassified (a)	Adexus (b)	2019
ASSETS	Audited			As restated
Current assets
Cash and cash equivalents	948,978	—	1,723	950,701
Trade accounts receivables, net	821,737	—	92,467	914,204
Work in progress, net	49,457	—	—	49,457
Accounts receivable from related parties	36,658	—	—	36,658
Other accounts receivable	444,500	—	9,974	454,474
Inventories, net	552,573	—	2,828	555,401
Prepaid expenses	11,348	—	5,130	16,478

	2,865,251	—	112,122	2,977,373
Non-current assets as held for sale	205,418	—	(203,020)	2,398

Total current assets	3,070,669	—	(90,898)	2,979,771

Non-current assets
Trade accounts receivable, net	753,202	—	26,407	779,609
Work in progress, net	23,117	—	—	23,117
Accounts receivable from related parties	546,941	27,782	—	574,723
Prepaid expenses	27,934	—	—	27,934
Other accounts receivable	300,323	(27,782)	891	273,432
Investments in associates and joint ventures	37,035	—	—	37,035
Investment property	28,326	—	—	28,326
Property, plant and equipment, net	443,870	—	20,120	463,990
Intangible assets, net	853,315	—	912	854,227
Right-of-use assets, net	78,813	—	11,768	90,581
Deferred income tax asset	240,919	—	30,800	271,719

Total non-current assets	3,333,795	—	90,898	3,424,693

Total assets	6,404,464	—	—	6,404,464

LIABILITIES AND EQUITY
Current liabilities
Borrowings	454,260	—	27,269	481,529
Bonds	44,737	—	—	44,737
Trade accounts payable	1,136,121	—	22,954	1,159,075
Accounts payable to related parties	38,916	—	—	38,916
Current income tax	47,999	—	3,170	51,169
Other accounts payable	635,305	—	34,369	669,674
Provisions	113,483	—	—	113,483

Total current liabilities	2,470,821	—	87,762	2,558,583

Non-current liabilities as held for sale	210,025	—	(210,025)	—

Total current liabilities	2,680,846	—	(122,263)	2,558,583

Non-current liabilities
Borrowings	344,806	—	64,260	409,066
Bonds	879,305	—	—	879,305
Trade accounts payable	—	—	34,814	34,814
Other accounts payable	273,101	—	23,189	296,290
Accounts payable to related parties	22,583	—	—	22,583
Provisions	214,952	—	—	214,952
Derivative financial instruments	52	—	—	52
Deferred income tax liability	112,734	—	—	112,734

Total non-current liabilities	1,847,533	—	122,263	1,969,796

Total liabilities	4,528,379	—	—	4,528,379

Equity
Capital	871,918	—	—	871,918
Legal reserve	132,011	—	—	132,011
Voluntary reserve	29,974	—	—	29,974
Share Premium	1,132,179	—	—	1,132,179
Other reserves	(177,506)	—	—	(177,506)
Retained earnings	(510,766)	—	—	(510,766)

Equity attributable to controlling interest in the Company	1,477,810	—	—	1,477,810
Non-controlling interest	398,275	—	—	398,275

Total equity	1,876,085	—	—	1,876,085

Total liabilities and equity	6,404,464	—	—	6,404,464

			For the year ended December 31, 2019
	Audited	Adexus	As restated
Revenues from construction activities	2,411,880	—	2,411,880
Revenues from services provided	1,089,465	164,594	1,254,059
Revenue from real estate and sale of goods	583,659	88,263	671,922

	4,085,004	252,857	4,337,861

Cost of construction activities	(2,351,563)	—	(2,351,563)
Cost of services provided	(866,326)	(168,925)	(1,035,251)
Cost of real estate and sale of goods	(425,352)	(75,258)	(500,610)

	(3,643,241)	(244,183)	(3,887,424)

Gross profit	441,763	8,674	450,437
Administrative expenses	(213,908)	(34,744)	(248,652)
Other income and expenses	(326,754)	(12,740)	(339,494)

Operating loss	(98,899)	(38,810)	(137,709)
Financial expenses	(231,709)	(21,425)	(253,134)
Financial income	74,656	(310)	74,346
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(218,774)	—	(218,774)

Loss before income tax	(474,726)	(60,545)	(535,271)
Income tax expense	(319,957)	16,586	(303,371)

Loss from continuing operations	(794,683)	(43,959)	(838,642)

(Loss) profit from discontinued operations	(43,959)	43,959	—

Loss for the year	(838,642)	—	(838,642)

(Loss) profit attributable to:
Owners of the Company	(884,721)	—	(884,721)
Non-controlling interest	46,079	—	46,079

	(838,642)	—	(838,642)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)	New standards and amendments to standards and interpretations adopted by the Company in 2020

The following accounting standards (IFRS), amendments to standards and interpretations are effective as of January 1, 2020, and have had no impact on the Company’s consolidated financial statements:

•	Amendments to IAS 1 and IAS 8 - Definition of materiality.

The amendments provide a new definition of “materiality” as information the omission of which, through error or obstruction, would reasonably be expected to influence the decision-making of the primary users of the financial statements. The amendments clarify that materiality will depend on the nature or extent of information, individually or aggregated with other information, in the context of the financial statements.

•	Amendments to IFRS 3 - Definition of a Business

The amendments provide a new definition of business that requires an acquisition to include at least one input and one substantive process that together contribute significantly to the ability to create products. The definition of the term “products” is modified to focus on goods and services provided to customers, generating investment and other income, and excludes returns in the form of lower costs, savings and other economic benefits.

•	Amendments to IFRS 7, IFRS 9 and IAS 39 - Benchmark interest rate reform

The amendments to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement provide certain exemptions in relation to benchmark interest rate reforms. The exemptions relate to hedge accounting and have the effect that the reforms should generally not cause the termination of hedge accounting. However, any hedge ineffectiveness will continue to be recorded in the income statement.

•	Modifications to the Conceptual Framework for Financial Reporting

The revised conceptual framework includes some new concepts and definitions, as well as criteria for recognition of assets and liabilities, and clarifies some concepts. In particular, the IASB has issued a revised Conceptual Framework to be used for standard-setting decisions with immediate effect. Key changes include:

(i)	Increasing the importance of management in the objective of financial reporting.
(ii)	Restoring prudence as a component of neutrality.
(iii)	Defining a reporting entity, which may be a legal entity, or a part of an entity.
(iv)	Revise the definitions of an asset and a liability.
(v)	Eliminate the probability threshold for recognition and add guidance on derecognition.
(vi)	Add guidance on different measurement bases; and
(vii)

establishing that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled when this improves the relevance or faithful representation of the financial statements.

These amendments had no impact on the consolidated financial statements and are not expected to have future impacts on the Company.

•	Amendment to IFRS 16 “Leases” – Rent decrease related to Covid-19

This amendment was issued on May 28, 2020, is applicable for annual periods beginning on June 1, 2020 and provides an exemption in relation to the accounting treatment of lease modifications under IFRS 16 to lessees that obtain lease modifications in the context of Covid-19 (payment holidays and extension of lease payments).

The application of this amendment had no significant impact on the Company’s consolidated financial statements as of December 31, 2020.

b)	New standards and interpretations that have not been adopted in advance

The following standards, amendments to standards and interpretations have been published with application for periods beginning after the date of presentation of these financial statements and have not been adopted in advance:

•	Amendment to IAS 1: Classification of Liabilities as current or non-current.

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions in determining classification and for some liabilities that may be converted to equity.

The amendments should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively.

•	Amendment to IAS 16 - Property, Plant and Equipment: Property, Plant and Equipment: Property, Plant and Equipment: Product before use

This amendment prohibits entities from deducting from the cost of an item of Property, Plant and Equipment any income from the sale of items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of such items, and the production costs associated with those items, in profit or loss.

Likewise, the amendment clarifies that when IAS 16 indicates that an entity is “testing whether the asset is operating properly”, it refers to the physical and technical evaluation, the financial performance of the asset being not relevant.

This modification is effective from January 1, 2022 and must be applied retrospectively.

•	Amendments to IFRS 3 - reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendment will be effective for annual reporting periods on or after January 1, 2022.

•	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify which cost an entity needs to include when assessing whether a contract is onerous or loss making.

The amendment to IAS 37 clarifies that direct contract performance costs include both incremental contract performance costs and an allocation of other costs directly related to the performance of contracts. Before recognizing a separate provision for an onerous contract, an entity recognizes any impairment loss that has occurred on assets used to fulfill the contract.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The Company will apply this modification to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reported period, in which it is the first time the modifications are applied.

•	Annual Improvements to IFRSs 2018-2020 Cycle

As part of its 2018-2020 annual improvements to the IFRS standard process in May 2020 the IASB issued the following amendments:

(i)	IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
(ii)

IFRS 16 Leases - amended Illustrative Example 13 to remove the illustration of lessor payments related to leasehold improvements, to eliminate any misinterpretation on the treatment of lease incentives.

(iii)

IFRS 1 First-time Adoption of International Financial Reporting Standards - permits entities that have measured their assets and liabilities at the carrying amounts recorded in the books of their parent to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exception.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The IASB has made limited scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

The amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associates or joint ventures. They also confirm that the accounting treatment will depend on whether the non-cash assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 “Business Combinations”).

When the non-monetary assets constitute a business, the investor shall recognize the full gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the investment of the other investors in the joint venture associate. These amendments will be applied prospectively.

In December 2015, the IASB decided to defer the date of application of this amendment until its research project on the equity method has been completed.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applied the amendment.

The Company is currently evaluating the impact that the modifications or amendments described before may have on current practice.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitoring periodically.

4.1	Financial Risk Factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance. The Corporation uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Corporation in the short and medium-term.

a) Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2019, and 2020 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

As of December 31, 2020, the balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate: soles for S/3.624 published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS), Chilean pesos for CLP711.24 published by the Central Bank of Chile and Colombian pesos for COP3,432.50 published by Bank of the Republic of Colombia.

As of December 31, the consolidated statement of financial position includes the following:

	2019		2020
	S/(000)	USD(000)	S/(000)	USD(000)

Assets	2,868,128	864,675	2,125,400	586,479
Liabilities	1,754,630	528,981	1,165,475	321,599

The Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was (*):

	2019	2020

Gain	392,942	426,850
Loss	(425,782)	(432,652)

(*) Balances for 2020 were restated as of June 9, 2021

If as of December 31, 2020 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.1 million (S/0.7 million in 2019).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

	2019		2020
	Assets	Liabilities	Assets	Liabilities

Chilean Pesos	53,383,866	65,260,543	40,869,086	74,151,415
Colombian Pesos	187,119,204	76,446,723	113,350,078	54,581,654

The Corporation’s foreign exchange translation adjustment for 2020 was positive by S/8.3 million (in 2019, S/8.2 million, negative).

ii)   Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 62.3% of total debt in 2020 (61.8% in 2019) was contracted at fixed rates and 37.7% at variable rates (38.2% in 2019) which consisted of a 37.5% fixed rate plus VAC (adjusted for inflation) and the remaining 0.2% at a variable rate (37.7% fixed rate + VAC and the remaining 0.5% at a variable rate in 2019).

During 2019 and 2020, the debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the Tren Urbano de Lima Project, Metro Line 1 (Note 19). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Corporation’s profit because these revenues are also adjusted for inflation.

In the event that the Corporation accrues variable interest rates in soles and U.S. dollars, the policy would be to hedge the cash flow risk with interest rate swap-type derivatives, on which the hedge accounting treatment is applied.

If as of December 31, 2019, the libor rate plus three months had increased/decreased by 5%, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.01 million. In 2019 there was no significant ineffectiveness in the cash flow hedge. In 2020, it was not necessary to perform the sensitivity analysis since the variable rate debt was not significant.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to meet its obligations. Due to the COVID-19 pandemic (Note 1-d), the Company has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Group’s Corporate Finance Office monitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
As of December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	501,864	147,473	235,222	-	884,559
Finance leases	11,438	3,531	13,346	-	28,315
Lease liability for right-of-use asset	31,036	40,808	32,562	11,551	115,957
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except non-financial liabilities)	989,574	-	34,814	-	1,024,388
Accounts payables to related parties	38,916	21,747	-	836	61,499
Other accounts payables (except non-financial liabilities)	220,602	2,505	219,788	-	442,895
Other non-financial liabilities	-	52	-	-	52

	1,909,120	373,632	894,193	1,090,347	4,267,292

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except non-financial liabilities)	1,001,470	40,502	-	-	1,041,972
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables (except non-financial liabilities)	288,037	2,185	115,321	-	405,543

	1,944,734	477,542	739,723	1,015,978	4,177,977

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Corporation had led Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a). In extraordinary situations and events as explained in Note 1 d), the Corporation identifies potential deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019, and 2020, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.10 to 0.70 (*).

	2019	2020
Total financial liabilities and bonds (Note 18 and Note 19)	1,814,637	1,831,079
Less: Cash and cash equivalents (Note 9)	(950,701)	(900,168)

Net debt	863,936	930,911
Total equity	1,876,085	1,595,296

Total capital	2,740,021	2,526,207

Gearing ratio	0.32	0.37

(*) Balances for 2020 were restated as of June 9, 2021

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2:

Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3:

Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s assets and liabilities measured at fair value:

	Level 2	Level 3
As of December 31, 2019

Financial liabilities
Derivatives used for hedging (a)	52	-

As of December 31, 2020

Financial liabilities
Other financial entities (Note 18-d)	-	152,523

(a) As of December 31, 2020, this financial liability was liquidated.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

The Corporation makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Evaluation of the impairment of goodwill and other fixed assets of definite useful life and intangible assets of indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different Cash Generating Unit (“CGU”) to which it relates while other intangible assets with indefinite useful life are assessed individually.

The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down.

As of December 31, 2019, and 2020 the Corporation has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2019		2020
Goodwill

Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	(25.54%)	(4.25%)	(8.30%)	37.10%
Electromechanical	35.63%	52.97%	41.81%	55.60%

Discount rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	(4.30%)	(23.09%)	32.68%	0.53%
Electromechanical	48.89%	39.92%	52.32%	45.23%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	(16.31%)	(13.38%)	11.58%	17.44%
Electromechanical	42.36%	46.32%	46.83%	50.65%

Trademarks

Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	22.14%	60.11%	59.65%	123.51%
Vial y Vives - DSD	110.69%	72.38%	(1.04%)	2.79%

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	63.02%	23.56%	124.29%	66.82%
Vial y Vives - DSD	78.72%	106.64%	(6.56%)	9.95%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	37.49%	44.02%	86.47%	97.09%
Vial y Vives - DSD	88.07%	95.20%	(9.14%)	11.05%

Goodwill

In 2020, if the gross margin had been 10% less than management’s estimate, the Corporation would have had to recognize an impairment provision for goodwill of the Engineering and Construction CGU (Morelco); however, if the discount rate or terminal growth rate had been 10% less or 10% more than management’s estimate, it would not have had to recognize an impairment provision. In 2019, if these assumptions had been 10% less or 10% more than Management’s estimate, the Corporation would not have recognized a provision for impairment of goodwill in the Electromechanical CGU (GMA); however, at the same variation, the Corporation would have to recognize a provision for impairment of the Engineering and Construction (Morelco).

As a result of these assessments, as of December 31, 2020, no impairment provision was identified. As of December 31, 2019, an impairment of the goodwill in Morelco was identified and recorded in the Engineering and Construction CGU (Note 17).

Trademarks

In 2020, if the revenue growth rate, terminal growth rate, or discount rate were 10% below Management’s estimates, the Corporation would have had to recognize a provision for trademark impairment in Vial y Vives-DSD. In 2019, if these assumptions had been 10% less or 10% more than Management’s estimates, the Corporation would have not recognized a provision for impairment in trademarks.

As a result of these assessments, as of December 31, 2020, no impairment provision was identified. As of December 31, 2019, a reversal of goodwill impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD (Note 17).

Review of carrying amounts of UNNA ENERGIA S.A.‘s long-lived assets

At the date of each consolidated statement of financial position, the Group reviews the carrying amounts of its non-financial assets with finite useful lives to determine whether there is any indication that their carrying amounts are impaired. If there is any indication of impairment, the recoverable amount of the asset is estimated in order to determine, if applicable, the amount of the impairment.

The determination of whether an asset or group of assets is impaired involves management’s estimates with a certain level of uncertainty, such as future oil and gas (commodity) prices, effects of inflation on operating expenses, discount rates, production profiles and the outlook for world supply and demand conditions for crude oil, natural gas and refined products. Expected future cash flows are determined using management’s best estimate of future oil and gas prices and reserve volumes.

The level of expected future production in any impairment test is based on assumptions about future oil and gas prices, development and production costs, current tax regimes, among other factors.

As a consequence of the decrease in crude oil and gas prices at international level, the Group performed an impairment test of its long-lived assets belonging to its Cash Generating Units (hereinafter CGU), crude oil and non-associated gas, Block I, Block V, Block III, Block IV and the Pariñas Gas Plant, respectively, for which it used the value in use approach, since it has considered within its maintenance capex cash flows and the pre-tax valuation has been performed.

Management based its estimates of expected future cash flows to determine the recoverable value on i) information on reserves determined by technical management; and ii) estimated future prices and costs projected by management, using the following assumptions:

•	Projection horizon of the concession of its lots, (Block I until 2021, Block V until 2023, Block III until 2045, Block IV until 2045 and gas plant until 2046).

•

Future prices projected based on information available in the market at the date of the consolidated statement of financial position, based on a “Crude Oil Brent” price forecast and published by the Energy Information Administration (EIA) starting at US$/bbl57.50, reaching US$/bbl100.25 in the long term for crude oil. Likewise, the prices for the Company have been considered a reference price starting at US$/bbl57.50 up to US$/bbl98.68 in the long term.

•	Future costs projected by Management based on the estimated evolution of the business, considering the investment plan reported to Perupetro S.A.

•

Actual discount rate for the four Lots is 11.09% and for the Plant 10.17%, which is the weighted average cost of capital (WACC) rate, determined in accordance with the Company’s policies, before taxes.

The recoverable value determined by the Company for crude oil following the value in use approach was S/783.8 million, which is higher than the carrying value of the CGU’s S/361 million, therefore management concludes that it is not required to recognize an impairment recovery of its assets (Level 3).

Sensitivity analysis

The sensitivity of the results obtained from the impairment test above to changes in the assumptions used by management is detailed below:

-

Changes in projected future prices based on information available in the market at a date close to the date of approval of the consolidated financial statements by the Board of Directors. This assumption has considered a decrease in quoted oil and gas prices on December 31, 2019 by 10%.

-	Changes in the discount rate: If the discount rate used by management were to increase by 10%.

As a result of the volatility of oil and gas prices in the international and local market, the Company sensitized the prices and discount rates in its expected cash flow model according to the assumptions included obtaining the recoverable values as of December 31, 2020. Assuming that prices had been reduced by 10%, and the discount rate had been increased by 10%, this would have resulted in a negative variation in the Company’s value in use of 29.2%. Although there is a high level of uncertainty, the impact is not significant in the separate financial statements, which is still higher than the carrying value of the CGU’s S/194 million.

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Corporation seeks legal and tax counsel before making any decision on tax matters.

Deferred income tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the consolidated statement of income in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized. For this purpose, the Corporation takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Corporation’s possible maximum exposure to tax contingencies amount to S/147.7 million.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Service revenues based on construction contracts are recognized by the percentage of completion method, which requires estimating the margin will be obtained culminating works. Projections of these margins are determined by management based on their budgets execution and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur not approved in the scope of work, income is recognized as equivalent to the cost incurred (no profit is recognized) until it has been approved the additional work.

The revenue of the contract is recognized as such in the consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the work was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately.

In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2019 and 2020, a sensitivity analysis was performed considering a 10% increase/decrease in the Corporation’s gross margins, as follows:

	2019	2020
Revenues	2,411,880	1,815,671
Gross profit	60,317	99,362
%	2.50	5.47
Plus 10%	2.75	6.02

Increase in profit before income tax	6,010	9,941

	66,327	109,303

Less 10%	2.25	4.92

Decrease in profit before income tax	(6,010)	(9,941)

	54,307	89,421

d)	Provision for well closure costs

As of December 31, 2020, the present value of the estimated provision for the closure of 193 wells located in Talara amounted to S/52.9 million (S/50.1 million as of December 31, 2019, for the closure of 189 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Corporation estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

In 2020, the calculation of the provision has been separated according to the obligation’s currency. Therefore, the pre-tax discount rates used for the calculation of the present value were 0.36% (for dollars) 1.95% (for soles) Block I, and 0.17% (for dollars) 1.149% (for soles) Block V (1.58% for Block I and 1.66% for Block V in 2019), and 1.55% (for dollars) 5.65% (for soles) for Blocks III and IV (2.33% in 2019), based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2019 and 2020.

If on December 31, 2019, and 2020, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A. (GSP)

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), as well as the agreements taken at the end of the year, the Corporation identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Corporation impaired the full investment amount in 2019.

In that process, the Corporation has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming the following key factors: (i) the amount that GSP will recover as a result of a possible public auction, (ii) the liquidation of the company via the GSP Creditor´s meeting, and (iii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

The calculation of the impairment estimate assumes a process of liquidation of GSP in accordance with Peruvian legislation, whereby the value of the asset to be recovered is first applied to the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to the payment of the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Corporation is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire, under the relevant contractual terms and conditions. Additionally, given the situation of non-compliance by the Peruvian State and the situation in which the process of forming the creditors’ meeting was, and according to the opinion of lawyers for similar cases, the term for five years was estimated the recovery of the account receivable.

As of December 31, 2019 and 2020, the recovery of NCA estimated by Management equals 50%, in consideration of the agreements taken as a consequence of the signing of the preliminary effective collaboration agreement. Likewise, considering that the formation of the creditors’ meeting is still pending, the deadline to initiate actions to start the collection process has been delayed. Therefore, a total term of eight years has been considered, from the date and until the formation of the creditors’ meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process in itself.

5.2	Critical judgments in applying the accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries of which the Corporation has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A., having the power to affect the relevant activities that impact the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has control de facto by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

UNNA ENERGIA S.A. Lots III and IV, License contracts for the exploitation of hydrocarbons

As a result of the signing in March 2015 of the license agreements for block III and IV, the Group’s oil production and business capacity has increased. The most relevant critical judgments applied by the Group are listed below.

The Corporation’s Management concluded that it acquired control over the assets of the aforementioned blocks, by defining the main aspects of the operation, maintenance and disposal, as well as being exposed to the main risks and benefits inherent to the ownership of the assets and, consequently, the Group is not simply assuming a right of use. Therefore, on April 2015, the Group recognized facilities, machinery and equipment for S / 35.7 million and will recognize its futures investments as part of its assets.

Additionally, the Group would assume the costs of the permanent abandonment of the productive wells and facilities that are part of its operations and that have been produced in the Group’s management, which, for safety, environmental or economic reasons, cease to operate, in accordance with established in clause 13.5 of the aforementioned contract. It should be noted that it is not the Group’s obligation to carry out closure activities for existing wells that are not produced by it. These costs must be part of the assets of the company, see Note 13 - Intangible Assets - Provision for the closure of wells.

On December 31, 2016, the Company began its well drilling activities in Block IV, which continued until March 2020, when due to a Sanitary Emergency, the drilling campaigns were suspended due to Force Majeure. In Block III, the company has not started its drilling activities, for reasons of Force Majeure, as it does not have the authorization of the Miramar Vichayal Peasant Community (the Community), until the Easement Contract is registered in Public Registries. In November 2019, UNNA ENERGIA S.A. and the Community entered into the Easement Agreement. Efforts are under way to register the Easement Contract in Public Records, to then continue with the respective payments and start the drilling campaign in Block III.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Corporation, but it has rights over assets and obligations for liabilities under the arrangement, then the Corporation recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6.	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Additionally, the consolidated financial statements of the Corporation include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity

Engineering and Construction:

Cumbra Peru S.A.	Peru and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

Cumbra Ingenieria S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S.	Colombia and Ecuador	Providing construction and assembly services, supply of equipment and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Infrastructure:

UNNA Energia S.A.	Peru	Oil and oil by-products extraction, operation and exploration services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Concar S.A.C.	Peru	Highway and roads concessions operation and maintenance.

Tren Urbano de Lima S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Name	Country	Economic activity

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Concesion Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Real estate:

Viva Negocio Inmobiliario S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Human, economic and technological services to the Corporation´s companies.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

Agenera S.A.C.	Peru	Activities related to the generation, cogeneration, transmission, import, export and distribution of electrical energy.

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2020:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.90%	-	98.90%	1.10%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%

Infrastructure:
UNNA ENERGIA S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	100.00%	-	100.00%	-
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesion Canchaque S.A.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	100.00%	-	100.00%	-

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2019:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.87%	-	98.87%	1.13%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	99.00%	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%

Infrastructure:
UNNA ENERGIA S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	100.00%	-	100.00%	-
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesion Canchaque S.A.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	100.00%	-	100.00%	-

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

As of December 31, the non-controlling interest is attributed to the following subsidiaries (*):

	2019	2020
Viva Negocio Inmobiliario S.A. and subsidiaries	168,839	132,238
Cumbra Peru S.A. and subsidiaries	61,569	51,798
Norvial S.A.	63,031	57,941
UNNA ENERGIA S.A.	24,413	24,162
Tren Urbano de Lima S.A.	77,564	59,231
Promotora Larcomar S.A.	3,058	3,022
Other	(199)	(702)

	398,275	327,690

(*) Balances for 2020 were restated as of June 9, 2021

In December 2019, the subsidiary Viva Negocio Inmobiliario S.A. through the General Shareholders’ Meeting, it agreed to capitalize its supplementary premium for the amount of S/65.3 million to subsequently reduce the share capital in a non-proportional manner by returning contributions amounting to S/82.3 million. The return did not generate cash outflow as the reciprocal obligations between its shareholders with the subsidiary were offset. Consequently, the Company modified its participation in its subsidiary from 63.4% to 56.2%, in turn its subsidiary Cumbra Peru S.A. (also a shareholder of Viva Negocio Inmobiliario S.A.) modified its stake from 36.1% to 43.3%.

In addition, in December 2019 the subsidiary Cumbra Peru S.A. through the General Shareholders’ Meeting agreed to the capital increase for monetary contributions in the amount of S/146.1 million. Minority shareholders voluntarily waived the pre-emptive subscription right, causing the Company’s participation percentage to increase from 98.2% to 98.9%.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Corporation (*).

Summarized statement of financial position

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Norvial S.A.		de Lima S.A.
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2019	2020	2019	2020	2019	2020	2019	2020
Current:
Assets	591,402	541,703	1,232,486	1,310,053	84,889	72,462	449,180	367,610
Liabilities	(263,592)	(249,816)	(1,491,747)	(1,687,355)	(53,715)	(45,185)	(93,879)	(85,616)

Current net assets (liabilities)	327,810	291,887	(259,261)	(377,302)	31,174	27,277	355,301	281,994

Non-current:
Assets	121,529	120,223	1,100,218	1,092,120	442,186	403,280	623,033	635,836
Liabilities	(37,851)	(34,378)	(486,924)	(439,253)	(282,358)	(254,979)	(668,080)	(680,905)

Non-current net assets (liabilities)	83,678	85,845	613,294	652,867	159,828	148,301	(45,047)	(45,069)

Net assets	411,488	377,732	354,033	275,565	191,002	175,578	310,254	236,925

(*) Balances for 2020 were restated as of June 9, 2021

Summarized income statement

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Norvial S.A.		de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	264,401	182,439	2,279,786	1,816,358	272,679	134,149	397,853	345,258

Profit (loss) before income tax	30,729	17,816	(116,081)	(76,669)	24,067	(2,029)	121,079	87,522
Income tax	(7,000)	(2,854)	(30,843)	(1,753)	(6,815)	1,405	(39,634)	(26,681)

Profit (loss) for the year	23,729	14,962	(146,924)	(78,422)	17,252	(624)	81,445	60,841
Other comprehensive income	-	-	(7,436)	7,368	-	-	-	-

Total comprehensive income for the year	23,729	14,962	(154,360)	(71,054)	17,252	(624)	81,445	60,841

(*) Balances for 2020 were restated as of June 9, 2021

Summarized statement of cash flows

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Norvial S.A.		de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2019	2020	2019	2020	2019	2020	2019	2020
Net cash provided from operating activities	28,791	84,770	(25,503)	1,400	12,514	36,942	379,882	52,055
Net cash (applied to) provided from investing activities	(2,613)	(473)	(20,173)	(8,835)	(33)	(12)	2,845	812
Net cash (applied to) provided from financing activities	(58,722)	(71,484)	209,515	26,550	(46,045)	(39,667)	(273,009)	(145,788)

(Decrease) increase in cash and cash equivalents, net	(32,544)	12,813	163,839	19,115	(33,564)	(2,737)	109,718	(92,921)
Cash and cash equivalents at the beginning of the year	93,262	60,718	172,628	336,467	99,850	66,286	191,178	300,896

Cash and cash equivalents at the end of the year	60,718	73,531	336,467	355,582	66,286	63,549	300,896	207,975

(*) Balances for 2020 were restated as of June 9, 2021

The information above is the amount before inter-company eliminations.

b) Public services concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and forked model).

Since the termination of the Contract between TGNCA and the Ministry of Energy and Mines, Management has worked on developing and completing new gas compression and liquefaction projects. Additionally, it is evaluating the centralization of the gas business through this vehicle and expects to start the gas compression project in 2021.

In all the Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Contract.

The concessions held by the Corporation are as follows as of December 31, 2020:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$99 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.90%	2032	Financial asset

Canchaque S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru. The road has one toll station.	US$31 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset

Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession for the operation of Line 1 of Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the existing trains (24 initial investment trains and 20 additional trains), (ii) operation and maintenance of the railway system (railway and infrastructure).	S/642 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Norvial S.A.	The Company operates and maintains the highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancon to Pativilcaand has three toll stations.	US$187 million	Collected from users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Via Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Via Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la Republica,between Av. Republica de Panama and Panamericana highway.	US$197 million	The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily and has been extended until June 2021. To date, the term of the Concession remains suspended by agreement between the parties pending agreement on the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement as provided in Clause 16.3 of the aforementioned Contract.	99.98%	2053	Financial asset

c)	Main joint operations

As of December 31, 2019, the Corporation is a partner to 51, and as of December 31, 2020, to 52 Joint Operations with third parties, respectively. The table below lists the Corporation’s major Joint Operations.

	Percentage of interest
Joint operations	2019	2020

AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%

Cumbra Peru S.A.
- Consorcio CDEM	85%	-
- Consorcio Huacho Pativilca	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%
- Consorcio Chicama - Ascope	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%
- Consorcio Energia y Vapor	50%	-
- Consorcio Ermitaño	50%	50%
- Consorcio GyM Sade Skanska	50%	-
- Consorcio GYM-OSSA	50%	100%
- Consorcio GyM-Stracon	50%	50%
- Consorcio HV GyM	50%	50%
- Consorcio La Chira	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%
- Consorcio Lima Actividades Sur	50%	50%
- Consorcio Menegua	50%	-
- Consorcio Rio Mantaro	50%	-
- Consorcio Río Urubamba	50%	50%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50%	-
- Constructora Incolur DSD Limitada	50%	-
- Consorcio Alto Cayma	49%	49%
- Consorcio La Gloria	49%	49%
- Consorcio Norte Pachacutec	49%	49%
- Consorcio Italo Peruano	48%	48%
- Consorcio Vial Quinua	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%
- Consorcio Constructor Chavimochic	27%	27%
- Consorcio Inti Punku	-	49%
- Consorcio Pasco	1%	1%

UNNA ENERGIA S.A.
- Consorcio Terminales	50%	50%
- Terminales del Peru	50%	50%

	Percentage of interest
Joint operations	2019	2020

Concar S.A.C.
- Consorcio Ancon-Pativilca	67%	67%
- Consorcio Peruano de Conservacion	50%	50%
- Consorcio Manperan	67%	67%
- Consorcio Vial Sierra	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%
- Consorcio Vial ICAPAL	10%	10%
- Consorcio Vial Sullana	99%	99%
- Consorcio Vial del Sur	99%	99%
- Consorcio Obras Viales	99%	99%

Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%
- Consorcio Supervisor Ilo	55%	55%
- Consorcio Poyry-GMI	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%
- Consorcio Ribereño Chinchaycamac	40%	40%
- Consorcio Supervisor GRH	-	64%
- Consorcio Ecotec - GMI	-	20%

All the joint agreements listed above are operated in Peru, Chile and Colombia.

On November 2, 2019, the operation contract of Consorcio Terminales of the subsidiary UNNA ENERGIA S.A., corresponding to the terminals of Pisco, Mollendo, Ilo, Cusco and Juliaca, was terminated, and the assets and operations were delivered to PetroPeru. Currently, it is in the process of liquidating assets and liabilities.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity
AENZA S.A.A.

Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

Cumbra Peru S.A.	These joint operations were created exclusively to development of construction contracts.

UNNA ENERGIA S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

Concar S.A.C.	Concar’s joint operations provides rehabilitation service, routine and periodic maintenance of the road, and road conservation and preservation services.

Cumbra Ingenieria S.A.	Engineering consulting services in, study and project execution, project management and Work’s supervision.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) parent company operations.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’. However, the Corporation has voluntarily decided to report in all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Colombia y Mexico) comprise 24% of the Corporation’s total revenue reported in 2020 (19% to 2019).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real estate segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few private customers.

The principal activities of the Corporation in each operating segment are as follows:

a)

Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro-mechanic construction, such as concentrator plants, oil, and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers, and industrial facilities.

b)

Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

c)

Real Estate: The Corporation develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as office and commercial space to a lesser extent.

d)	Parent Company Operations: Corresponds to services provided to related entities of the Corporation such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In the years 2019 and 2020, additional provisions have been considered for some of the Corporation´s asses, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

EBITDA is reconciled to operating income (loss) before income taxes as follows (*):

	2019	2020
Net loss	(838,642)	(190,344)
Financial income and expenses	178,787	117,523
Income tax	303,371	58,444
Depreciation and amortization	219,817	197,125

Initial EBITDA	(136,667)	182,748

Extraordinary adjustments to EBITDA
Impairment of investments	261,924	-
Impairment of accounts receivables	332,862	102,148
Impairment of goodwill	33,089	-
Provisions: civil compensation and legal claims	127,147	89,084
Provisions for labor claims	-	7,434
Impairment recovery	(40,094)	-

Adjusted EBITDA	578,261	381,414

(*) Balances for 2020 were restated as of June 9, 2021

EBITDA for each segment is as follows (*):

	2019	2020
Engineering and construction	51,147	55,766
Infrastructure	403,554	290,335
Real estate	56,821	32,555
Parent company operations	(417,954)	(93,931)
Intercompany eliminations	484,693	96,689

EBITDA	578,261	381,414

(*) Balances for 2020 were restated as of June 9, 2021

Backlog refers to the expected future revenue undersigned contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2020, and the dates in which they are estimated to be realized is shown in the following table:

		Annual Backlog
	2020	2021	2022	2023+
Engineering and Construction	3,091,072	2,588,137	502,935	-
Infrastructure	1,784,582	601,020	597,520	586,042
Real estate	218,598	194,654	23,944	-
Parent company operations	166,324	97,808	45,702	22,814
Intercompany eliminations	(440,152)	(145,950)	(146,968)	(147,235)

	4,820,424	3,335,670	1,023,134	461,621

The following table shows the Corporation’s financial statements by operating segments (*):

Operating segments financial position

Segment reporting

	Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	33,570	-	950,701
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	93,452	-	914,204
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	37,248	2	454,474
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	2,828	(11,601)	555,401
Prepaid expenses	6,812	1,271	2,779	231	133	-	5,252	-	16,478

	1,548,102	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,977,373
Non-current assets classified as held for sale	2,398	-	-	-	-	-	-	-	2,398

Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,979,771

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	26,407	-	779,609
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	318,748	-	836	-	10,475	-	552,687	(308,023)	574,723
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	86,097	63,649	5,156	-	7,346	50,449	60,735	-	273,432
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	69,899	(1,159)	463,990
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	20,402	7,134	854,227
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	67,300	(15,315)	90,581
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	51,552	5,176	271,719

Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,344,404	(1,894,991)	3,424,693

Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	148,648	(9,039)	481,529
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	56,442	-	1,159,075
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	3,456	-	51,169
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	68,802	-	669,674
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483

Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	418,879	(318,229)	2,558,583

Borrowings	32,620	116,218	2,070	-	-	11,010	254,931	(7,783)	409,066
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Long-term trade accounts payable	-	-	-	-	-	-	34,814	-	34,814
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	26,291	-	296,290
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734

Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	550,039	(317,944)	1,969,796

Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379

Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275

Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position

Segment reporting

		Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	-	703,167
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972

Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	-	15,740	632,214	-	2,181	27,495	-	730,666
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165

Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955

Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	-	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757

Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	-	-	148,548	-	336,609
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907

Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296

Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268

Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690

Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

(*) Balances for 2020 were restated as of June 9, 2021

Operating segment performance

Segment Reporting

		Infrastructure
For the year ended December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated
Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	342,608	(653,767)	4,337,861
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	6,584	(49,715)	450,437
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(75,146)	61,201	(248,652)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(318,489)	(921)	(339,494)

Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(387,051)	10,565	(137,709)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(123,339)	38,219	(253,134)
Financial income	5,644	2,033	2,245	33,214	826	3,829	74,546	(47,991)	74,346
Dividends	-	-	-	-	-	-	12,688	(12,688)	-
Share of profit or loss in associates and joint ventures	(3,558)	2,293	-	-	-	458	(711,962)	493,995	(218,774)

(Loss) profit before income tax	(105,207)	75,727	(5,509)	121,078	929	30,729	(1,135,118)	482,100	(535,271)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(179,633)	(1,118)	(303,371)

(Loss) profit for the year	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,109)	48,056	(28,270)	61,084	423	(4,995)	(1,304,676)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,360	-	28,724	(10,075)	216	46,079

	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

Operating segment performance

Segment Reporting

		Infrastructure
For the year ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated
Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	240,799	(387,040)	3,314,029
Gross profit (loss)	115,995	53,251	40,858	107,918	366	40,345	8,134	(46,259)	320,608
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(42,543)	54,811	(152,909)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(57,648)	60	(182,846)

Operating (loss) profit	(30,563)	32,947	(55,302)	95,252	119	25,845	(92,057)	8,612	(15,147)
Financial expenses	(54,173)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(59,076)	28,445	(156,943)
Financial income	8,792	2,239	4,326	1,586	897	4,584	47,506	(30,510)	39,420
Dividends	-	-	-	-	-	-	7,222	(7,222)	-
Share of profit or loss in associates and joint ventures	-	2,391	-	-	-	34	(105,888)	104,233	770

(Loss) profit before income tax	(75,944)	20,052	(83,352)	87,522	741	17,816	(202,293)	103,558	(131,900)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(4,004)	(37)	(58,444)

(Loss) profit for the year	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(Loss) profit from attributable to:
Owners of the Company	(76,580)	9,176	(88,865)	45,631	464	1,391	(206,257)	97,169	(217,871)
Non-controlling interest	(2,978)	3,376	(7,964)	15,210	-	13,571	(40)	6,352	27,527

	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(*) Balances for 2020 were restated as of June 9, 2021

Segments by geographical area (*)

	2019	2020
Revenues:
- Peru	3,496,799	2,517,928
- Chile	599,301	642,038
- Colombia	241,761	151,876
- Mexico	-	2,187

	4,337,861	3,314,029

Non-current assets:
- Peru	3,065,132	2,933,742
- Chile	235,803	245,727
- Colombia	123,758	107,486

	3,424,693	3,286,955

(*) Balances for 2020 were restated as of June 9, 2021

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

The classification of financial assets and liabilities by category is as follows (*):

	As of December 31,
	2019	2020
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	950,701	900,168
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets)	1,358,282	1,178,577
- Financial assets related to concession agreements	748,365	775,677
- Accounts receivable from related parties	611,381	647,409

	3,668,729	3,501,831

(*) Balances for 2020 were restated as of June 9, 2021

Financial assets related to concession agreements are presented in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	As of December 31,
	2019	2020
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	774,075	773,203
- Finance leases	23,650	52,391
- Lease liability for right-of-use asset	92,870	72,726
- Bonds	924,042	932,759
- Trade and other accounts payable (excluding non-financial liabilities)	1,467,283	1,447,515
- Accounts payable to related parties	61,499	80,115

	3,343,419	3,358,709

Hedging derivatives:

- Derivative financial instruments	52	-

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist) or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	2019	2020
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	303,193	351,515
Banco Continental (A+)	186,239	147,868
Citibank (A+)	183,723	128,100
Banco Santander - Peru (A+)	114	54,478
Banco Scotiabank (A+)	64,106	52,448
Banco Interbank (A)	41,718	45,808
Banco de la Nacion (A)	56,114	22,882
Fondo de Inversion Alianza (AA+)	46	21,247
Santander Colombia (A-)	15,183	18,256
Banco Santander - Chile (AAA)	5,833	17,174
Banco Bogota (BBB-)	7,255	12,194
Banco de Credito e Inversiones - Chile (A-)	1,407	8,579
Bancolombia (BBB-)	115	8,516
Banco Scotiabank - Chile (AAA)	9,801	2,114
Credicorp Capital Colombia (AAA)	44,338	-
JP Morgan (A+)	17,853	-
Otros	6,676	5,653

	943,714	896,832

For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the Superintendence of Banking, Insurance and AFP (SBS). For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Superintendence of Securities and Insurance (SVS) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. and ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating and Technical Committe of BRC Investor Services S.A. SCV.

(*) The difference between the balances shown and the balances of the statement of financial position correspond to cash and remittances in transit (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),
B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and
C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2019	2020
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	58,442	40,034
B	1,492,446	1,275,523
C	142,925	118,276

	1,693,813	1,433,833

Receivable from related parties and joint operators (Note 12)
B	611,381	647,409

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9	CASH AND CASH EQUIVALENTS

As of December 31, this account comprises:

	2019	2020
Cash on hand	1,323	996
Remittances in-transit	5,664	2,340
Bank accounts	225,101	300,552
Escrow accounts (a)	507,982	471,339
Deposits in financial institutions (b)	210,631	124,941

	950,701	900,168

(a)

The Corporation maintains trust accounts in local and foreign banks that includes reserve funds for bond payments issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. for the year 2020 S/125 million and S/28 million, respectively (for the year 2019 S/181 million and S/18 million, respectively), as shown in the following detail:

	2019	2020
Reserve funds issued bonds	199,192	153,075
Real estate projects	31,794	35,273
Engineering and construction projects	192,069	233,955
Infrastructure projects	84,927	49,036

	507,982	471,339

(b)	As of December 31, this account comprises:

i)	Savings Account

	Financial entities	2019	2020

Cumbra Peru S.A.	Credicorp Capital Colombia SA	7,588	151
Cumbra Peru S.A.	Bancolombia S.A.	36,751	29,439
Cumbra Peru S.A.	Banco de Bogota S.A.	72	37
Cumbra Peru S.A.	Alianza Fiduciaria S.A.	46	49

		44,457	29,676

ii)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.15% and 2.70%.

	Financial entities	Interest rate	2019	2020

Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	2.70%	32,300	65,000
Tren Urbano de Lima S.A.	BBVA Banco Continental S.A		69,531	-
Norvial S.A.	Banco de Credito del Peru S.A.	0.25%	4,763	7,429
AENZA S.A.A.	Banco de Credito del Peru S.A.	2.40%	5,312	6,500
Concesionaria la Chira S.A.	BBVA Banco Continental S.A	1.65%	-	6,250
Survial S.A.	Banco de Credito del Peru S.A.	0.15%	15,400	4,800
Concesion Canchaque S.A.C.	Banco de Credito del Peru S.A.	0.25%	662	4,381
UNNA ENERGIA S.A.	Banco de Credito del Peru S.A.	0.50%	-	905
Cumbra Peru S.A.	Banco de Credito del Peru S.A.		28,213	-
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.		9,993	-

			166,174	95,265

10	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, this account comprises:

	Total	Total	Current		Non-current
	2019	2020	2019	2020	2019	2020
Receivables (net) (a)	959,151	753,693	415,970	254,587	543,181	499,106
Unbilled receivables (net) - Subsidiaries (b)	499,974	413,364	387,998	337,244	111,976	76,120
Unbilled receivables (net) - Concessions (c)	234,688	266,776	110,236	111,336	124,452	155,440

	1,693,813	1,433,833	914,204	703,167	779,609	730,666

The fair value of current accounts receivable is similar to their book value because their average maturity period is less than 60 days. These accounts receivable do not accrue interest and do not have specific guarantees.

As of December 31, 2020, trade accounts receivable correspond mainly to Tren Urbano de Lima S.A. in S/743.8 (S/716.1 million to 2019), Cumbra Peru S.A. in S/435.8 million (S/575.5 million as of 2019), Adexus S.A. in S/91.7 million (S/118.9 million as of 2019), Cumbra Ingenieria S.A. in S/43.2 million (S/53.3 million as of 2019), Viva Negocio Inmobiliario S.A. in S/40.2 million (S/83.6 million as of 2019), UNNA ENERGIA S.A. in S/37.6 million (S/63.4 million as of 2019), and others in S/41.5 million (S/83 million to 2019).

Trade accounts receivable of Tren Urbano de Lima S.A. includes the financial asset related to contractual right, for the amount of S/590.1 million (S/579.8 as of December 31, 2019).

a)	The detail of the age of the commercial receivables net of impairment corresponds as follows:

	2019	2020
Current	817,233	718,220
Past due up to 30 days	45,922	5,737
Past due from 31 days up to 90 days	27,364	6,801
Past due from 91 days up to 120 days	1,319	2,279
Past due from 121 days up to 360 days	10,502	4,185
Past due over 360 days	56,811	16,471

	959,151	753,693

b)	The unbilled receivables by subsidiaries are documents related to the estimates of the degree of progress for services rendered that were not billed, as follows:

	2019	2020
Cumbra Peru S.A.	384,660	315,878
Concar S.A.C.	10,737	6,298
Cumbra Ingenieria S.A.	24,787	25,823
UNNA ENERGIA S.A.	1,657	1,512
Adexus S.A.	78,133	63,853

	499,974	413,364

Below are the unbilled receivables by the subsidiaries grouped by the main projects:

	2019	2020
Infrastructure
Operation and maintenance of roads	9,837	4,167
Oil services	1,657	1,512
Others	901	2,131

	12,395	7,810

Engineering and Construction
Talara Refinery	190,831	70,329
Project Quellaveco	52,488	84,014
Project Mina Justa	26,658	1,743
Civil works, assembly and electromechanics - Acero Arequipa	16,449	1,357
Project Mina Gold Fields La Cima S.A.	3,409	15,055
Generating Plant Machu Picchu	13,098	15,653
Works and Consortiums	11,311	6,576
Engineering and Construction Works Vial y Vives - DSD S.A.	38,194	43,159
Engineering and Construction Works - Morelco S.A.S.	40,400	16,066
Others	16,608	87,749

	409,446	341,701

Parent Company Operation	78,133	63,853

	499,974	413,364

c)	The unbilled receivables (net) in Concessions according to the financial model (Note 2.5), corresponds to future collections for public services granted according to the following:

	2019	2020
Tren Urbano de Lima S.A.	208,205	235,763
Survial S.A.	16,466	10,611
Norvial S.A.	2,149	15,436
Concesión Canchaque S.A.C.	6,700	4,401
Concesionaria La Chira S.A.	1,168	565

	234,688	266,776

d)	The movement of impairment in trade accounts receivable is as follows:

	2019	2020
Balance at January, 1	(7,633)	(8,422)
Impairment, net (Note 26.ii)	(955)	(19,772)
Impairment, net (Note 28.b)	-	(33,874)
Write-off	12	5,653
Exchange difference	37	(212)
Translation adjustments	117	(3)

Balance at December, 31	(8,422)	(56,630)

e)

The no current unbilled receivables from Tren Urbano de Lima S.A. to the Peruvian State, which is measured at its cost amortized, accrued interest at a rate of 7.7% rate used in a financial instrument of similar characteristics (similar term, currency and counterparty risk)

The fair value and carrying amount for this concept are detailed below:

	Carrying amount		Fair value
	2019	2020	2019	2020
Tren Urbano de Lima S.A.	579,765	590,092	696,665	783,643

	579,765	590,092	696,665	783,643

f)	The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress (Note 11).

11	WORK IN PROGRESS, NET

As of December 31, this account comprises:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Unbilled receivable concessions in progress (a)	23,117	-	-	-	23,117	-
Work in progress (b)	49,457	186,433	49,457	186,433)	-	-

	72,574	186,433	49,457	186,433	23,117	-

The ongoing work costs include all expenses incurred by the Corporation under construction contracts currently in force. The Corporation estimates that all the costs incurred will be billed and collected.

a)

Corresponds to the accounts receivable from the Municipality of Lima related to the mandatory investments from the Concession Contract and the income guaranteed by the Grantor from the start of exploitation. As of December 31, 2019, these accounts are presented in the long term because it was expected to be collected once the operation stage began. To date, both the Concession term and most of the obligations under the respective Concession Contract remain suspended by agreement between the parties and pending the agreement of the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement. In accordance with the provisions of Clause 16.3 of the aforementioned Contract, for this reason the balance has been reclassified to “Other accounts receivable - Third-party claims”.

b)

Mainly includes S/171 million corresponding to Cumbra Peru S.A. and its subsidiary Vial y Vives - DSD S.A. (S/29.6 million as of December 31, 2019); and S/15.5 million from Cumbra Ingenieria S.A. (S/19.9 million as of December 31, 2019).

Below is the work in progress grouped by the main projects:

	2019	2020
Infrastructure
Road operation and maintenance	23,117	-

	23,117	-

Engineering and construction
Engineering and Construction Works - GYM Chile S.p.A.	19,531	97,561
Talara Refinery	20,126	15,468
North Concentrator Plant of Quellaveco	1,033	50,216
Ground transport tunnel of Quellaveco	-	18,485
Others	8,767	4,703

	49,457	186,433

	72,574	186,433

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2019	2020
Revenue from sales of goods and services:
- Joint operations	44,130	15,903
- Associates)	108	5

	44,238	15,908

Purchase of goods and services:
- Joint operations	1,765	-
- Associates	-	1,225

	1,765	1,225

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key Management compensation

Key Management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management and only includes short-term benefits. Compensation paid or payable to key management in 2020 amounted to S/64.5 million (S/87.4 million in 2019).

c)	Balances at the end of the year were:

	As of December 31,		As of December 31,
	2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	-	9,357	-
Consorcio Peruano de Conservacion	3,592	-	3,156	-
Consorcio Italo Peruano	1,011	363	1,520	217
Consorcio Constructor Chavimochic	-	5,953	-	6,208
Consorcio GyM Conciviles	1,257	1,958	1,341	1,472
Consorcio La Gloria	1,750	1,017	69	113
Consorcio Ermitaño	831	440	890	474
Terminales del Peru	1,176	-	501	161
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,088	-	1,015
Consorcio Rio Mantaro	-	5,869	-	7,655
Consorcio Vial Quinua	-	2,048	-	2,051
Consorcio Huacho Pativilca	1,419	5,895	4	85
Consorcio CDEM	638	-	1,111	-
Consorcio GyM-Stracon	2,230	-	-	644
Consorcio GyM-OSSA	7,202	-	-	-
Consorcio Chicama Ascope	2,471	-	2,922	-
Consorcio Inti Punku	-	-	-	6,556
Consorcio Manperan	-	-	1,057	656
Consorcio Norte Pachacutec	-	-	1,077	1,192
Other minors	1,407	2,102	2,373	1,503

	34,026	26,733	25,378	30,002

Other related parties
Ferrovias S.A.	-	12,183	-	11,139
Peru Piping Spools S.A.C.	2,632	-	1,960	2,677

	2,632	12,183	1,960	13,816

Current portion	36,658	38,916	27,338	43,818

Non-current portion
Gasoducto Sur Peruano S.A.	572,624	-	620,071	-
Ferrovias S.A.	-	-	-	12,862
Ferrovias Participaciones S.A.	-	22,583	-	23,435
Other minors	2,099	-	-	-

Non-current	574,723	22,583	620,071	36,297

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovias Participations. These balances do not generate interest considering their maturity in the short term.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2020, the book value of the non-current account receivable registered by the Company, for S/364 million, was recorded using the discounted cash flow method, at a rate of 1.6% (3.46% in 2019) that originated a value of discount of S/44 million equivalent to US$12 million (S/333 million and S/57 million equivalent to US$17.8 million, as of December 31, 2019, respectively). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary Cumbra Peru S.A. it has balances from the Consorcio Constructor Ductos del Sur (CCDS) to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. As of December 31, 2020, the value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/299 million, which includes S/267 million receivables from CCDS and S/32 million for lost profits (as of December 31, 2019, S/298 million which includes S/270 million and S/28 million, respectively).

Transactions with non-controlling interests are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

As of December 31, this account comprises (*):

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances to suppliers (a)	135,481	76,200	135,481	76,200	-	-
Income tax on-account payments (b)	71,541	48,054	71,541	48,052	-	2
VAT credit (c)	47,167	54,076	32,903	43,498	14,264	10,578
Guarantee deposits (d)	189,210	217,441	104,965	156,123	84,245	61,318
Claims to third parties (e)	83,054	212,565	38,874	108,748	44,180	103,817
Petroleos del Peru S.A.- Petroperu S.A. (f)	80,942	87,826	17,293	17,132	63,649	70,694
ITAN and other tax receivable	60,883	63,003	30,233	30,468	30,650	32,535
Restricted funds (g)	16,523	29,121	1,522	2,092	15,001	27,029
Rental and sale of equipment - Cumbra Peru S.A. projects	30,798	29,149	30,798	29,149	-	-
Accounts receivable from personneel	2,940	10,957	2,940	10,957	-	-
Consorcio Panorama (h)	23,491	25,026	-	-	23,491	25,026
Other minors	16,574	10,386	15,339	9,738	1,235	648

	758,604	863,804	481,889	532,157	276,715	331,647
Impairment (i)	(30,698)	(102,050)	(27,415)	(98,626)	(3,283)	(3,424)

	727,906	761,754	454,474	433,531	273,432	328,223

(*) Balances for 2020 were restated as of June 9, 2021

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable has maturities ranging from 2 to 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Corporation does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a) Advance to suppliers - corresponds mainly to the following:

	Current
	2019	2020
Alstom Transporte - Linea 1	2,597	5,786
Advances - Refineria Talara	48,303	6,951
Advances - joint operations vendors	49,181	36,803
Others	35,400	26,660

	135,481	76,200

(b) Income tax on-account payments, consist of income tax payments and credits in the following subsidiaries:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Cumbra Peru S.A.	45,628	35,599	45,628	35,599	-	-
Cumbra Ingenieria S.A.	7,203	3,532	7,203	3,532	-	-
UNNA ENERGIA S.A. S.A.	2,400	1,883	2,400	1,883	-	-
Concar S.A.	3,709	3,340	3,709	3,340	-	-
Viva Negocio Inmobiliario S.A.	3,485	1,351	3,485	1,351	-	-
AENZA S.A.A.	2,895	1,348	2,895	1,348	-	-
Norvial S.A.	4,266	5	4,266	5	-	-
Survial S.A.	426	141	426	141	-	-
Others	1,529	855	1,529	853	-	2

	71,541	48,054	71,541	48,052	-	2

(c) Tax credit related to VAT on the following subsidiaries:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Cumbra Peru S.A.	12,963	12,868	12,963	12,868	-	-
Tren Urbano de Lima S.A.	11,970	3,335	11,970	3,335	-	-
AENZA S.A.A.	-	648	-	648	-	-
Concar S.A.	1,653	1,527	1,653	1,527	-	-
Survial SA.	1,817	2,631	1,817	2,631	-	-
Cumbra Ingenieria S.A.	1,513	13,754	1,513	13,754	-	-
Viva Negocio Inmobiliario S.A.	6,874	8,111	513	953	6,361	7,158
UNNA ENERGIA S.A. S.A.	396	678	396	678	-	-
Others	9,981	10,524	2,078	7,104	7,903	3,420

	47,167	54,076	32,903	43,498	14,264	10,578

Management considers that VAT credit will be recovered in the regular course of future operations of subsidiaries.

(d) Guarantee deposits

Corresponds to funds held by customers for construction contracts mainly from the subsidiary Cumbra Peru S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Talara Refinery	55,567	58,831	308	812	55,259	58,019
Retention Toquepala	19,630	-	19,630	-	-	-
Retention Minera Teck	16,075	64,175	16,075	64,175	-	-
Retention Quellaveco	15,926	23,699	15,926	23,699	-	-
Joint operations retention	29,575	29,792	15,654	29,792	13,921	-
Retention Morelco	15,261	14,108	15,261	14,108	-	-
Retention Marcobre	5,052	302	5,052	302	-	-
SBLC guarantees - Sale of CAM Chile S.p.A.	14,726	-	3,576	-	11,150	-
Others	17,398	26,534	13,483	23,235	3,915	3,299

	189,210	217,441	104,965	156,123	84,245	61,318

(e) Third-party claims

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Tecnicas Reunidas - Talara (e.1)	-	53,635	-	-	-	53,635
Municipalidad Metropolitana de Lima (e.2)	-	49,625	-	49,625	-	-
Ministerio de Vivienda and Fondo Mi Vivienda	20,536	21,816	-	-	20,536	21,816
Accounts receivable from joint venture	39,736	60,861	23,934	38,326	15,802	22,535
Others	22,782	26,628	14,940	20,797	7,842	5,831

	83,054	212,565	38,874	108,748	44,180	103,817

(e.1) Tecnicas Reunidas - Talara

Cumbra Peru S.A. filed a lawsuit case against Tecnicas Reunidas for approximately US$78 million as indemnification for damages as a consequence of several contractual breaches. Tecnicas Reunidas has filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. has breached the subcontract entered between the two companies. On December 28, 2020, Tecnicas Reunidas enforced two letters of guarantee issued by Banco Santander, for US$16 million for Performance and the second letter for advance payment for US$7.7 million, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2020, the balance of this item at face value amounts to US$17.3 million equivalent to S/62.5 million (at present value the balance amounts to US$14.8 million equivalent to S/53.6 million).

(e.2) Account receivable – Concession Via Expresa Sur S.A.

Includes the reclassification of net intangible assets for S/21.8 million (Note 17), work in progress - related to concession agreements for S/23.4 million (Note 11-a), other accounts S/4.4 million. In 2020, this item includes an impairment of S/49.6 million (Note 28-b).

(f) Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Peru Consortium of the subsidiary UNNA ENERGIA S.A.

(g) Restricted funds

As of December 31, 2020, includes restricted funds of S/19.1 million of the Company and S/0.9 million of the subsidiary Viva Negocio Inmobiliario S.A. for bank certificates under guarantee and S/7.3 corresponds to the bank accounts for the reserve account of the Concesionaria La Chira S.A. and other subsidiaries for S/1.6 million (S/7.7 million, S/0.9 million, S/7.3 million and S/0.5 million as of December 31, 2019, respectively).

(h) Consorcio Panorama

Corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and the profit earned, based on future sales of the properties held in the project.

(i) Impairment (*)

The movement in impairment of other receivables during 2019 and 2020 was as follows (*):

	Total		Guaranties Retention		Claims to third parties
	2019	2020	2019	2020	2019	2020
Balance at January, 1	(25,567)	(30,698)	-	165	(25,567)	(30,863)
Impairment of Concar S.A.C. (Note 26.ii)	(1,457)	(11,431)	-	-	(1,457)	(11,431)
Impairment of Sucursal Colombia (Note 26.ii)	(3,283)	-	-	-	(3,283)	-
Impairment of Cumbra Peru S.A. (Note 26.ii)	(937)	(828)	-	-	(937)	(828)
Impairment of other minors (Note 26.ii)	(27)	(59)	-	-	(27)	(59)
Impairment of Cam Holding S.P.A. (Note 28.b)	-	(12,511)	-	(12,511)	-	-
Impairment of Concesionaria Via Expresa Sur S.A. (Note 28.b)	-	(55,847)	-	(6,222)	-	(49,625)
Impairment of other minors (Note 28.b)	-	(513)	-	-	-	(513)
Reversal of impairment (Note 28.b)	32	-	-	-	32	-
Write-off	-	12,205	-	12,530	-	(325)
Exchange difference	387	(2,188)	-	-	387	(2,188)
Translations adjustments	154	(180)	165	(184)	(11)	4

Balance at December, 31	(30,698)	(102,050)	165	(6,222)	(30,863)	(95,828)

(*) Balances for 2020 were restated as of June 9, 2021

14	INVENTORIES

As of December 31, this account comprises:

	2019	2020
Land	183,218	176,927
Work in progress - Real estate	158,010	164,514
Finished properties	86,190	78,048
Construction materials	59,879	58,621
Merchandise and supplies	77,787	80,142

	565,084	558,252
Impairment of inventories	(9,683)	(6,252)

	555,401	552,000

Land

Land comprises properties, net of impairment and includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A. As of December 31, 2020, the land impairment provision equals S/1.2 million (S/5.2 million in 2019):

	2019	2020
Lurin (a)	71,902	81,493
San Isidro (b)	51,285	51,626
Nuevo Chimbote (c)	17,457	17,616
Barranco (d)	14,202	14,432
Piura (e)	11,805	11,760
Carabayllo III	16,567	-

	183,218	176,927

(a)

Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C., both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N° 140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.

(c)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.

(d)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.

(e)	Land located in the district of Veintiseis de Octubre, province of Piura with an area of 65,096 m2 for the development of Los Parques de Piura IV project.

Real estate - work in progress

As of December 31, real state work in progress comprises the following projects:

	2019	2020
Los Parques de Comas	77,757	66,114
Los Parques del Callao	35,549	26,613
Los Parques de Piura	5,658	9,514
Los Parques del Mar	32,183	44,683
Los Parques de Carabayllo III	-	10,266
Inmobiliaria Pezet 417 S.A.C.	4,091	4,459
Others	2,772	2,865

	158,010	164,514

During 2020, the Corporation has capitalized financing costs of these construction projects (Note 2.21) amounting to S/3.8 million at annual interest rates between 7% and 11% (S/3.7 million in 2019 at interest rates between 7% and 12%).

Finished properties

As of December 31, the balance of finished properties consists of the following investment properties:

	2019	2020
Los Parques de Comas	37,605	32,098
Los Parques de Callao	10,914	14,479
Huancayo	19,672	13,033
Los Parques de Carabayllo III	168	8,518
Strip Callao	-	6,286
El Nuevo Rancho	4,060	1,284
Los Parques de Piura	6,050	1,034
Klimt	5,978	-
Los Parques de San Martín de Porres	903	-
Others	840	1,316

	86,190	78,048

As of December 31, 2020, the balance of finished properties is net of an impairment of S/3.8 million (S/4.5 million as of December 31, 2019).

Construction materials

As of December 31, 2020, the construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/53.1 million (Cumbra Peru S.A. for S/56.2 million as of December 31, 2019).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, this account comprises:

	2019	2020
Associates	28,875	27,246
Joint ventures	8,160	8,270

	37,035	35,516

The amounts recognized in the income statement as the value of the equity interest are as follows:

	2019	2020
Associates	(220,993)	(1,635)
Joint ventures	2,219	2,405

	(218,774)	770

a) Investment in associates

Set out in the table below are the associates of the Corporation as of December 31, 2019 and 2020 the associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2019	2020	2019	2020
		%	%
Gasoducto del Peru S.A. ( * )	Common	-	-	-	-
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	18,320	18,058
Peru Piping Spools S.A.C.	Common	33.33	33.33	4,166	2,760
Obratres S.A.C.	Common	37.50	37.50	3,756	3,812
Inversiones Maje S.A.C.	Common	9.59	9.59	2,306	2,283
Otros	Common			327	333

				28,875	27,246

(*) Mainly corresponds to an write-off of the investment in Gasoducto Sur Peruano S.A. as a whole.

The movement of the investments in associates is as follows:

	2019	2020
Opening balance	250,282	28,875
Equity interest in results	(220,993)	(1,635)
Impairment of investment	(374)	(38)
Conversion adjustment	(40)	44

Final balance	28,875	27,246

The most significant associates are described as follows:

i)     Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter, the “Concession Contract”). Additionally, GSP signed an engineering, procurement, and construction contract with CCDS. The Corporation made an investment of US$242.5 million and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Company for US$52.5 million nominal value and US$129 million nominal value to secure GSP’s obligation with its lenders under a bridge loan granted to it. Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million nominal value that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession asset pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

After the termination of the Concession Contract, the Peruvian Government should have appointed a recognized international audit firm to calculate the net book value of the concession assets (hereinafter “VCN”) and conducted up to three public auctions of the GSP concession pursuant to clause 20 of the Concession Agreement. However, as of the date hereof, the Peruvian Government continues to be in breach of such contractual obligation. An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru. The Corporation registered a claim for accounts receivable for US$0.4 million and an additional accounts receivable of US$169.3 million that is held in trust in benefit of the Company’s creditors. The process is in the debt recognition stage to determine the parties who will be entitled to participate in the Creditors’ Assembly to convoked under the mentioned bankruptcy proceeding.

On December 21, 2018, the Company. submitted to the Peruvian Government a request for direct negotiations demanding the payment of the VCN in favor of GSP therefore, commencing the cool off period under the Concession Contract. This request is based on the right that creditors have under article 1219 of the Peruvian Civil Code to initiate actions against its debtor’s debtors that the former to collect a credit that would allow the payment of the outstanding debt. Upon the conclusion of the contractual cool off period, the Company filed on October 18, 2019 a request for arbitration before CIADI. The Company withdrew its request for arbitration on December 27 of the same year the preliminary plea bargain agreement entered on the same date by the Company with the Prosecutor and the Ad hoc State Counsel (Note 1).

The fair value of the investment in GSP, as Corporate associate, is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan assignment agreements entered into by the Company and its partners in the project. Based on management’s estimate of such payments, an impairment of the investment value for US$220 million (S/739 million), corresponding to the year end 2019 US$65 million (S/218 million). In addition, Management has applied, at the consolidated financial statements of the company, an impairment of US$81.5 million (S/276 million) to the long-term account receivable from GSP, and also discount under the amortized cost for US$17 million (S/58 million). In addition, write-off of US$54 million (S/180 million) was made over the deferred tax asset. These effects amounted to US$163.5 million (S/552 million) before taxes recorded in the income statement for the year ended December 31, 2019 and US$54 million (S/180 million) related to income tax expense.

As of December 31, 2020, the fair value of the investment in GSP was determined to be US$88.6 million, equivalent to S/320 million (as of December 31, 2019 US$83 million, equivalent to S/275 million), the Corporation’s management maintains the 8-year investment recovery estimate; however, it has updated the discount rate used in its estimates from 3.43% to 1.6%, resulting in an amortized cost discounting gain of US$5.4 million (S/22.8 million).

In the opinion of our internal and external legal advisors, any proceeds received by GSP from the Peruvian Government derived from the former’s obligation to reimburse the VCN of the concession assets would not be subject to retention under Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

Such withdrawal does not imply the loss of the Company’s right of collection against GSP nor does it restrict, limit or obstruct the possibility that GSP has of exercising its rights against the Government in the future.

ii)   Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

The following table shows the financial information of the principal associates:

Summarized financial information for associates

	Concesionaria Chavimochic S.A.C.
	At December, 31
Entity	2019	2020
Current
Assets	55,830	58,814
Liabilities	(1,596)	(4,795)
Non-current
Assets	12,408	11,635

Net assets	66,642	65,654

	Concesionaria Chavimochic S.A.C.
Entity	2019	2020
Administrative expenses	(11,028)	(4,521)

Loss operative	(11,028)	(4,521)
Others	(719)	3,534

Loss of the year	(11,747)	(987)

Total comprehensive loss	(11,747)	(987)

b) Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2019	2020	2019	2020
		%	%

Logistica Quimicos del Sur S.A.C.	Common	50.00	50.00	8,006	8,080
Constructora SK-VyV Ltda.	Common	50.00	50.00	29	34
Others		-	-	125	156

				8,160	8,270

The movement of the investments in joint ventures was as follows:

	2019	2020
Opening balance	7,483	8,160
Equity interest in results	2,219	2,405
Dividends received	(1,517)	(2,318)
Conversion adjustment	(14)	23
Impairment of investment	(11)	-

Final balance	8,160	8,270

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	At December, 31
Logistica Quimicos del Sur S.A.C.	2019	2020

Current
Cash and cash equivalents	2,131	2,710
Other current assets	2,416	3,324

Total current assets	4,547	6,034

Other current liabilities	(4,381)	(6,108)

Total current liabilities	(4,381)	(6,108)

Non-current
Total non-current assets	37,620	35,715
Total non-current liabilities	(21,773)	(19,484)

Net assets	16,013	16,157

Revenue	12,622	13,351
Depreciation and amortization	(2,505)	(2,394)
Interest expense	(644)	(508)

Profit from continuing operations	6,500	6,854
Income tax expense	(1,913)	(2,072)

Profit from continuing operations after income tax	4,587	4,782

Total comprehensive income	4,587	4,782

The Corporation received dividends in 2020 from Logistica Quimicos del Sur S.A. for S/2.3 million (S/1.5 million in 2019).

16	PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT-OF-USE ASSETS

16.1.	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2019 and 2020 is as follows:

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2019
Cost	20,482	129,482	689,845	85,349	59,643	170,622	17,814	34,582	1,207,819
Accumulated depreciation and impairment	(273)	(33,808)	(435,630)	(45,272)	(49,311)	(139,579)	(10)	(352)	(704,235)

Net carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584

Net initial carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584
Additions (i)	290	459	23,011	866	759	9,897	7,036	39,584	81,902
Depreciation charge	-	(7,387)	(48,035)	(9,816)	(2,338)	(12,989)	(1)	-	(80,566)
Deduction for sale of assets (ii)	-	(78)	(22,885)	(9,531)	(133)	(2,789)	(9)	-	(35,425)
Depreciation for sale deductions (ii)	-	78	19,520	5,232	86	2,717	-	-	27,633
Disposals, net	-	(674)	(316)	(101)	(187)	(2,350)	-	-	(3,628)
Impairment loss	-	-	(3,155)	-	-	-	-	(15,785)	(18,940)
Transfers (iii)	(273)	(1,187)	-	-	-	-	-	(804)	(2,264)
Reclassifications	-	1,672	52,720	342	207	369	(14,217)	(41,093)	-
Translations adjustments	(525)	(647)	(3,719)	(746)	(142)	(2,527)	-	-	(8,306)

Net final carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

At December 31, 2019
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)

Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2020
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)

Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

Net initial carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990
Additions (i)	-	412	17,941	-	844	1,781	3,549	11,538	36,065
Depreciation charge	-	(7,636)	(53,220)	(4,461)	(1,344)	(11,899)	-	-	(78,560)
Deduction for sale of assets (ii)	-	(192)	(26,046)	(11,762)	(523)	(448)	-	-	(38,971)
Depreciation for sale deductions (ii)	-	58	25,293	5,836	495	428	-	-	32,110
Disposals, net	(9,895)	(2,014)	(237)	(94)	(140)	6	-	-	(12,374)
Impairment loss	-	(161)	(5,069)	(17)	33	-	-	-	(5,214)
Transfers (iii)	-	-	-	-	-	89	-	-	89
Reclassifications	-	1,404	23,745	35	-	379	(2,216)	(23,347)	-
Translations adjustments	800	1,419	3,474	864	(12)	1,769	-	20	8,334

Net final carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

At December 31, 2020
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)

Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

(i)	In 2019 and 2020, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct purchases.

(ii)

In 2020 the sale of fixed assets which is shown in the statement of income under the caption “other income and expenses, net” (Note 28) amounted to S/9.1 million (S/12.7 million in 2019), generating a gain of S/2.3 million (gain of S/6.1 million in 2019).

(iii)

During 2019, a property owned by Morelco S.A.S. (subsidiary of Cumbra Peru S.A.) was transferred to investment properties to the leased to a third party. During 2020, corresponds to transfers received for software, and expenses related to UNNA ENERGIA S.A.‘s well development.

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2019	2020

Cost of services and goods (Note 26)	108,066	90,146
Administrative expenses (Note 26)	4,252	8,358

Total depreciation	112,318	98,504
(-) Depreciation related to investment property	(2,356)	(2,413)
(-) Depreciation related to right-of-use assets (Note 16.2)	(29,396)	(17,531)

Total depreciation of property, plant and equipment	80,566	78,560

As of December 31, 2020, the Corporation had fully depreciated assets in use of S/119.1 million (S/135.2 million in 2019).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

	At December 31,
	2019	2020

Cost of acquisition	68,553	64,623
Accumulated depreciation	(46,773)	(52,165)

Net carrying amount	21,780	12,458

Other financial liabilities are secured by property, plant and equipment for S/79.7 million (S/111.9 million in 2019).

16.2.	RIGHT-OF-USE ASSETS

As of December 31, 2019 and 2020, the Corporation recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total

At January 1, 2019
Additions	80,279	18,597	20,830	119,706
Depreciation charge	(13,568)	(6,899)	(8,929)	(29,396)
Translations adjustments	271	-	-	271

Net final carrying amount	66,982	11,698	11,901	90,581

At December 31, 2019
Cost	80,550	18,597	20,830	119,977
Accumulated depreciation	(13,568)	(6,899)	(8,929)	(29,396)

Net carrying amount	66,982	11,698	11,901	90,581

At January 1, 2020	66,982	11,698	11,901	90,581
Additions	6,681	876	4,518	12,075
Depreciation charge	(13,211)	(5,834)	1,514	(17,531)
Disposals, net	(10,463)	-	(11,078)	(21,541)
Translations adjustments	880	-	54	934

Net final carrying amount	50,869	6,740	6,909	64,518

At December 31, 2020
Cost	75,849	19,344	14,324	109,517
Accumulated depreciation	(24,980)	(12,604)	(7,415)	(44,999)

Net carrying amount	50,869	6,740	6,909	64,518

The expense for depreciation of right-of-use assets has been distributed in the following items of the consolidated statement of income:

	2019	2020

Cost of services and goods	26,449	15,938
Administrative expenses	2,947	1,593

	29,396	17,531

The costs related to the leasing of machinery and equipment for which the Corporation applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/351.7 million (S/167.3 million in 2019).

Leases of low value assets: S/5.1 million (S/7 million in 2019).

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2020 the expenditure was S/48.7 million (in 2019, S/0.6 million).

17	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2019 and 2020 is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2019
Cost	170,346	106,185	885,915	100,337	22,565	464,847	13,288	55,131	1,818,614
Accumulated amortization and impairment	(77,058)	(45,386)	(401,833)	(74,371)	(18,573)	(325,626)	-	(7,717)	(950,564)

Net cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050

Net initial cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050
Additions	-	-	26,645	-	5,016	102,022	-	5,212	138,895
Capitalization of interest expenses	-	-	2,725	-	-	-	-	802	3,527
Transfers from assets under construction	-	-	-	-	672	-	-	(672)	-
Derecognition - net	(930)	(8,358)	-	(11,665)	(2,015)	-	-	(2,996)	(25,964)
Amortization	-	-	(50,102)	(3,682)	(7,529)	(43,552)	-	(2,634)	(107,499)
Impairment loss	(33,089)	-	(3,213)	-	-	-	(2,468)	-	(38,770)
Impairment reversal	-	20,676	-	-	-	-	-	-	20,676
Translations adjustments	(1,902)	(2,422)	(16,187)	(10,118)	21,251	(3,717)	-	8,407	(4,688)

Reclassifications	-	-	-	-	-	-	-	-	-

Net final cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

At December 31, 2019	-	-	-	-	-	-	-	-	-
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)

Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2020
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)

Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

Net initial cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
Additions	-	-	4,412	-	1,526	37,994	-	6,473	50,405
Capitalization of interest expenses	-	-	-	-	-	-	-	1,105	1,105
Transfers from assets under construction	-	-	-	-	(64)	(25)	-	-	(89)
Derecognition - net	-	-	-	-	(492)	-	-	-	(492)
Amortization	-	-	(52,408)	-	(6,037)	(36,942)	-	(3,234)	(98,621)
Translations adjustments	1,579	7,810	-	22	201	-	-	-	9,612
Reclassifications	-	(84)	(24,157)	-	74	-	-	10	(24,157)

Net final cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

At December 31, 2020
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)

Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. As of December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2019	2020
Engineering and construction	36,632	38,211
Electromechanical	20,735	20,735

	57,367	58,946

As a result of management’s annual impairment tests on goodwill, the recoverable number of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations, in 2020, no impairment was identified. In 2019, an impairment was identified in Morelco S.A.S. for S/33 million and Adexus S.A. for S/0.9 million. Through the subsidiary Cumbra Peru S.A., the loss due to deterioration in Morelco was generated by the decrease in expected flows as a result of the reduction in the contracting of new projects during the year (“Backlog”). Additionally, the Company impaired the value of goodwill in Adexus, because the subsidiary submitted a request for bankruptcy reorganization at the Justice Court of Chile, according to Law 20.720 (Note 36).

The main assumptions used by the Corporation to determine fair value less disposal costs and value in use are as follows:

	Engineering and construction	Electro- mechanical
	%	%

2019
Gross margin	12.43%	8.86%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	11.40%

2020
Gross margin	12.50%	9.36%
Terminal growth rate	3.00%	2.00%
Discount rate	11.06%	11.77%

These assumptions have been used for the analysis of each CGUs for a period of 5 years.

Management determines budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax or post-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

b)	Trademarks

This item mainly includes the brands acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in August 2013, Morelco S.A.S. (S/33.33 million) in December 2014 and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands from Vial y Vives, Morelco and Adexus have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations, in 2020, no impairment was identified. In 2019, the Vial y Vives - DSD the brand impairment was reversed for S/20.7 million (equivalent to CLP4,782 million). Management considered that the market value of the brand has increased due to the increase of projects in execution and projects and award process.

Additionally, in 2019, the Company impaired the value of the Adexus brand, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20.720 of that country (Note 36).

The main assumptions used by the Corporation to determine fair value less cost of sales are as follows:

		Engineering
	and construction
	Morelco	Vial y Vives - DSD
	%	%

2019
Average revenue growth rate	5.70%	19.58%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	14.12%

2020
Average revenue growth rate	7.60%	5.00%
Terminal growth rate	3.00%	2.10%
Discount rate	11.06%	13.16%

c)	Concessions

As of December 31, mainly include intangibles of Norvial S.A.:

	2019	2020
EPC Contract	62,319	54,506
Construction of the second tranch of the “Ancon-
Huacho-Pativilca” highway	4,809	3,406
Cost of capitalized indebtedness at effective interest
rates between 7.14% and 8.72%	950	-
Road improvement	14,449	12,922
Implementation for road safety	8,152	9,034
Work capitalization of second roadway	314,614	280,326
Disbursements for land adquisition	4,233	4,510
Other intangible assets contracted for the
delivery process	7,477	5,026

Total Norvial S.A.	417,003	369,730
Other concessions	26,947	2,067

	443,950	371,797

Additionally, the reclassification presented includes S/21.8 million from Concesionaria Via Expresa Sur S.A. which was transferred to other accounts receivable (Note 13.e).

d)	Cost of well’s development

Through one of its subsidiaries, UNNA ENERGIA S.A., the Corporation operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru. Both fields are operated under long-term service contracts in which the Corporation provides hydrocarbon extraction services to Perupetro. The expiration date of these contracts are December 2021 and October 2023 for Lot I and Lot V, respectively.

On December 10, 2014, the Peruvian State granted the subsidiary UNNA ENERGIA S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura. The investment committed is estimated at US$400 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling began in April 2015 in both lots.

As part of the Corporation’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/41 million during 2020 (S/108 million in 2019), which includes the capitalization of the provision for dismantling wells and instalations in Lots I, III, IV and V, which during 2020 has not had a significant movement (S/36 million during 2019).

The lots are amortized on the basis of the useful lives of the wells (determined on the remaining terms for lots I and V and units produced for lots III and IV), until the term of contract with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2019	2020
Cost of sales and services (Note 26)	101,810	94,483
Administrative expenses (Note 26)	5,689	4,138

	107,499	98,621

18	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Bank loans (a)	631,863	571,659	445,289	409,272	186,574	162,387
Finance leases (b)	23,650	52,391	10,357	13,635	13,293	38,756
Lease liability for right-of-use asset (c)	92,870	72,726	23,980	19,950	68,890	52,776
Other financial entities (d)	142,212	201,544	1,903	10,027	140,309	191,517

	890,595	898,320	481,529	452,884	409,066	445,436

a)	Bank Loans

As of December 31, 2019 and 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 1.0% and 12.0% in 2019 and between 0.5% and 11.0% in 2020.

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
Cumbra Peru S.A. (i)	2.00% / 11.00%	2022	170,798	222,924	26,401	19,977
UNNA ENERGIA S.A. (ii)	3.06% / 6.04%	2027	30,367	24,950	102,895	99,474
AENZA S.A.A. (iii)	9.10% / 10.10%	2022	112,854	51,977	-	39,618
Adexus S.A.	0.50% / 1.15%	2021	20,927	19,224	57,278	-
Viva Negocio Inmobiliario S.A.	6.84% / 11.00%	2022	110,343	90,197	-	3,318

			445,289	409,272	186,574	162,387

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Via Expresa Sur S.A. As of the date of this annual report, US$30.2 million (S/110.0 million) is outstanding under the Financial Stability Framework Agreement. The loan matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

As of December 31, 2019, the balance payable under the Financial Stability Framework Agreement amounted to US$44.2 million (equivalent to S/146.6 million). In August 2019, the Corporation paid the entire balance of Tranche B, equivalent to S/9.7 million and US$9.2 million. In September and October 2019, Tranche A was partially paid for S/.0.4 million and US$0.1 million; and S/0.5 million, respectively.

As of December 31, 2020, the Company’s balance payable under the Financial Stability Framework Agreement amounts to US$30.7 million (equivalent to S/111 million).

ii)	Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA ENERGIA S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of December 31, 2020, these loans amount to US$23.2 million (equivalent to S/84.1 million), and due in 2027, this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA S.A.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2020, the loan amounts to US$11 million (equivalent to S/40 million), this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA S.A. and is due in 2026.

As of December 31, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus S.A., the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. In February 2020, US$10 million was partially paid. On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of December 31, 2020, the Company is in compliance with the covenants established in the loan contract.

On November 13, 2020, as a consequence of the health crisis caused by COVID-19, the Company notified CS Peru Infrastructure Holdings LLC of the breach of the leverage ratio in accordance with Section 8.10 (b) for the period ended September 30, 2020. On December 23, 2020, the Company obtained a waiver from CS Peru Infrastructure Holdings LLC for the non-applicability of the leverage ratio for the period ended September 30, 2020 and December 31, 2020.

As of December 31, 2020, the principal amount of the loan is US$25.7 million, equivalent to S/93.2 million (US$35 million, equivalent to S/112.9 million, as of December 31, 2019).

iv)	Banco Santander Loan

On December 30, 2020, Tecnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million. The loan accrues interest at an annual rate of Libor + 8.0%. The term of the loan was 30 days, which maturity was extended until March 30, 2021. We subsequently negotiated payment in installments starting on May 2021 ending on September 2021. As of December 31, 2020 and to the date of this annual report, the principal amount outstanding is US$23.7 million (equivalent to S/85.9 million).

b)	Financial Leases

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
Adexus S.A.	0.23% / 0.51%	2027	608	6,848	62	31,557
Viva Negocio Inmobiliario S.A.	7.79% / 9.04%	2023	4,297	4,617	7,399	4,357
Cumbra Peru S.A.	4.80% / 7.67%	2023	3,395	2,021	5,678	2,823
UNNA ENERGIA S.A.	6.28%	2022	1,511	149	154	19
Concar S.A.C.	4.30% / 5.05%	2020	546	-	-	-

			10,357	13,635	13,293	38,756

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	11,438	16,287
From 1 to 5 years	16,877	35,770
Over 5 years	-	8,515

	28,315	60,572
Future financial charges	(4,665)	(8,181)

Present value of the obligations for finance lease contracts	23,650	52,391

The present value of the finance lease agreements obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	10,357	13,635
From 1 year to 5 years	13,293	30,635
Over 5 years	-	8,121

	23,650	52,391

c) Lease liability for right-of-use asset

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
UNNA ENERGIA S.A.	6.59% / 7.80%	2023	10,584	6,765	10,261	2,926
AENZA S.A.A.	7.88%	2027	4,888	6,534	50,362	41,403
Adexus S.A.	0.25% / 0.50%	2025	5,734	3,408	6,920	5,656
Cumbra Peru S.A.	7.65%	2022	1,592	852	541	426
Concar S.A.C.	5.55%	2024	1,171	2,047	806	1,925
Cumbra Ingenieria S.A.	7.40%	2023	-	302	-	381
Tren Urbano de Lima S.A.	10.00%	2023	-	42	-	59
Other minors	6.31% / 10.00%	2020	11	-	-	-

			23,980	19,950	68,890	52,776

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	31,036	24,714
From 1 to 5 years	73,370	51,853
Over 5 years	11,551	11,131

	115,957	87,698
Future financial charges	(23,087)	(14,972)

Present value of the lease liability for right-of-use asset obligations	92,870	72,726

The present value of the lease liability for right-of-use asset obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	23,981	19,950
From 1 year to 5 years	57,713	42,641
Over 5 years	11,176	10,135

	92,870	72,726

d) Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial’s projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition, see note 2.19.

As of December 31, 2020, the loan balance payable amounted to US$42.1 million (equivalent to S/152.5 million) and corresponds entirely to the loan principal (as of December 31, 2019, the balance was US$42.9 million, equivalent to S/142.2 million).

e)	Fair value of debt

The book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	At December, 31		At December, 31
	2019	2020	2019	2020
Bank loans	631,863	571,659	650,224	589,737
Finance leases	23,650	52,391	23,697	54,343
Lease liability for right-of-use asset	92,870	72,726	109,453	88,779
Other financial entities	142,212	201,544	142,212	247,857

	890,595	898,320	925,586	980,716

In 2020, fair values are based on discounted cash flows using debt rates between 0.7% and 11% (between 2.9% and 11% in 2019) and are within level 2 of the fair value hierarchy.

19	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Tren Urbano de Lima S.A. (a)	618,497	624,454	15,742	21,081	602,755	603,373
Norvial S.A. (b)	305,545	280,848	28,995	32,819	276,550	248,029
Cumbra Peru S.A. (c)	-	27,457	-	4,546	-	22,911

	924,042	932,759	44,737	58,446	879,305	874,313

a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2020, an accumulated amortization amounting to S/90.6 million (S/79 million as of December 31, 2019) has been made.

As of December 31, 2020, the balance includes accrued interest payable and VAC adjustments for S/103.4 million (S/86.8 million as of December 31, 2019).

As of December 31, 2019 and 2020, the movement of this account is as follows:

	2019	2020
Balance at January, 1	611,660	618,497
Amortization	(11,330)	(11,582)
Accrued interest	48,253	47,615
Interest paid	(30,086)	(30,076)

Balance at December, 31	618,497	624,454

As part of the bond structuring process, Tren Urbano de Lima S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times;
-

Maintain a constant balance in the minimum trust equal to one month of operation and maintenance costs (including VAT). As of December 31, 2019, maintain a minimum balance equal to one quarter of operating and maintenance costs.

-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2019, and 2020, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2020, the fair value amounts to S/710 million (S/686.8 million, as of December 31, 2019), this is based on discounted cash flows using the rate of 3.6% (4.32% as of December 31, 2019) and corresponds to level 2 of the fair value hierarchy.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary, Norvial S.A., issued the First Corporate Bond Program on the Lima Stock Exchange for S/365 million. The rating companies Equilibrium Risk and Apoyo & Asociados Internacionales gave the rating of AA to this debt instrument.

The purpose of the awarded funds was to finance the construction works of the Second Stage of the Road Network No. 5 and the financing of the VAT linked to the execution of the expenses of the Project.

As of December 31, 2019, and 2020, the movement in this account is as follows:

	2019	2020
Balance at January, 1	325,382	305,545
Amortization	(20,005)	(24,820)
Accrued interest	23,482	24,619
Capitalized interest	2,725	-
Interest paid	(26,039)	(24,496)

Balance at December, 31	305,545	280,848

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

-	Debt service coverage ratio not less than 1.3 times;
-	Proforma leverage ratio less than 4 times.

As of December 31, 2019, and 2020, Norvial S.A. has complied with the corresponding covenants.

As of December 31, 2020, the fair value amounts to S/304.7 million (as of December 31, 2019, amounts to S/327.2 million,), this is based on discounted cash flows using rates between 6.73% and 8.07% (between 6.20% and 7.59% as of December 31, 2019) corresponds to level 2 of the fair value hierarchy.

c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2020, the balance includes accrued interest payable for US$0.6 million (equivalent to S/2.2 million).

As of December 31, 2020, the fair value amounts to S/28.6 million, is based on discounted cash flows using rate 7.14% and is within level 3 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Invoices payable (a)	398,347	470,118	363,533	470,118	34,814	-
Provision of contract costs (b)	758,116	659,299	758,116	618,797	-	40,502
Notes payable	37,426	8,252	37,426	8,252	-	-

	1,193,889	1,137,669	1,159,075	1,097,167	34,814	40,502

(a) Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2019	2020
Infrastructure
Linea 1 - Metro de Lima	15,125	18,992
Oil services	46,932	33,085
Operation and maintenance - Roads	16,000	20,194

	78,057	72,271

Engineering and Construction
Talara Refinery	59,740	96,051
Engineering and Construction Works Vial y Vives - DSD S.A.	26,368	70,987
Project Quellaveco	26,589	55,107
Engineering and Construction Works - Morelco S.A.S.	8,141	17,616
Works and Consortiums	64,571	17,114
Project Mina Justa	12,267	14,190
Project Mina Gold Fields La Cima S.A.	5,302	10,353
Generating Plant Machu Picchu	6,575	3,488
Civil works, assembly and electromechanics - Acero Arequipa	5,421	2,428
Civil Works, Assembly and Electromechanics - Toquepala	10,325	-
Others	2,825	44,385

	228,124	331,719

Real Estate	26,072	18,056

Parent Company Operation	66,094	48,072

	398,347	470,118

b) Provision of contract costs are obligations not accredited with formal documents. Below are the services received not billed according to main projects:

	2019	2020
Infrastructure
Linea 1 - Metro de Lima	13,383	13,645
Oil services	20,512	18,140
Operation and maintenance - Roads	18,762	31,027

	52,657	62,812

Engineering and Construction
Talara Refinery	418,540	204,102
Engineering and Construction Works Vial y Vives - DSD S.A.	68,140	106,186
Engineering and Construction Works - Morelco S.A.S.	34,804	84,513
Project Quellaveco	24,185	42,822
Project Mina Justa	19,852	33,525
Mina Project of Gold Fields La Cima S.A.	15,050	12,670
Civil Works, Assembly and Electromechanics - Acero Arequipa	17,382	5,222
Generating Plant Machu Picchu	4,633	1,222
Civil Works, Assembly and Electromechanics - Toquepala	5,055	-
Others	71,450	34,682

	679,091	524,944

Real estate	13,573	24,509

Parent Company Operation	12,795	47,034

	758,116	659,299

21	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances received from customers (a)	307,839	309,590	270,714	278,490	37,125	31,100
Consorcio Ductos del Sur - payable (b)	148,076	88,206	-	28,836	148,076	59,370
Salaries and other payable	92,313	77,386	92,313	77,386	-	-
Put option liability on Morelco acquisition (Note 32)	106,444	118,622	71,341	79,096	35,103	39,526
Third-party loans	11,619	11,608	9,545	9,533	2,074	2,075
Other taxes payable	108,457	115,862	88,248	102,240	20,209	13,622
Acquisition of additional non-controlling interest (Note 35-a)	22,697	27,596	22,697	27,596	-	-
Guarantee deposits	16,445	23,744	16,445	23,744	-	-
Consorcio Rio Mantaro - payables	35,625	58,129	35,625	58,129	-	-
Provision of interest for debt with suppliers	16,055	16,425	4,326	-	11,729	16,425
Other accounts payables	100,394	54,470	58,420	33,356	41,974	21,114

	965,964	901,638	669,674	718,406	296,290	183,232

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances Customers Consortiums	115,250	83,640	113,093	83,640	2,157	-
Customer advances for real estate projects	66,258	78,286	66,258	78,286	-	-
Concentradora Norte - Quellaveco	64,118	86,415	44,932	71,571	19,186	14,844
Special National Transportation Infrastructure Project	42,030	24,050	26,534	13,781	15,496	10,269
Others	20,183	37,199	19,897	31,212	286	5,987

	307,839	309,590	270,714	278,490	37,125	31,100

(b)

The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and the main subcontractors for S/235 million, assumed by the subsidiary Cumbra Peru S.A.; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22	OTHER PROVISIONS

As of December 31, this item includes (*):

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Legal claims	272,274	370,787	101,266	79,966	171,008	290,821
Tax claims	6,045	5,630	2,369	1,954	3,676	3,676
Provision for well closure	50,116	52,949	9,848	10,837	40,268	42,112

	328,435	429,366	113,483	92,757	214,952	336,609

(*) Balances for 2020 were updated as of June 9, 2021

Additions for legal claims correspond to:

i) Civil compensation to Peruvian Government

As of December 31, 2020, corresponds to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As of December 31, 2020, the present value of the estimated provision totals S/216.3 million (S/154 million as of December 31, 2019). In 2020, the amount of S/64.6 million (S / 69.2 million, in 2019) was recorded in the caption “other income and expenses, net” (Note 28).

ii) Administrative process INDECOPI

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat, which is subject to review by the Commission for the Defense of Free Competition of INDECOPI, related to the sanctioning administrative procedure mentioned in Note 1.c). In this regard, Company and its legal advisors estimate that, based on the findings of the Final Investigation Report, the fine to be imposed on Cumbra Peru S.A. in this case should not exceed S/39 million and was recorded on December 31, 2020 the equivalent to the corresponding present value amounting to S/24.5 million in the caption “other income and expenses, net”, within the item “legal and tax processes” (Note 28).

iii) Class Action

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the class action subject to Court approval and payment of the settlement amount by the Company. The amount stipulated for the termination of the class action is equivalent to US$20 million. As of December 31, 2019, the Company registered a provision of US$15 million (equivalent of S/49.8 million). As of December 31, 2020, the Company maintains a provision of US$14.7 million plus interest of US$0.2 million (equivalent to S/53.1 million and S/0.9 million, respectively). In 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability policy in accordance with the agreement signed with the insurer, respectively. The terms of the agreement stipulate that the remaining US $ 14.7 million, plus 5% annual interest as of September 17, 2020, must be paid by the company before June 30, 2021. We have started discussions with the plaintiffs about the deferral of this payment.

iii) Other provisions

As of December 31, 2020 corresponds to legal claims of civil, labor, administrative processes and administrative litigation nature, for an estimated provision of S/76 million (S/68.5 million as of December 31, 2019). Legal claims of a civil nature, mainly includes claims received from clients for S/41.4 million, corresponding to the subsidiary Cumbra Peru S.A. (S/46 million as of December 31, 2019).

The movement of other provisions is as follows (*):

	Legal and tax claims	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2019	84,728	4,498	20,382	109,608
Additions	197,721	-	30,998	228,719
Reversals of provisions	(3,122)	(4,349)	-	(7,471)
Payments	(914)	-	(1,264)	(2,178)
Translation adjustments	(94)	(149)	-	(243)

At December 31, 2019	278,319	-	50,116	328,435

At January 1, 2020	278,319	-	50,116	328,435
Additions	128,169	-	4,632	132,801
Reversals of provisions	(33,264)	-	-	(33,264)
Reclasification	1,079	-	-	1,079
Payments	(7,252)	-	(1,799)	(9,051)
Translation adjustments	9,366	-	-	9,366

At December 31, 2020	376,417	-	52,949	429,366

(*) Balances for 2020 were updated as of June 9, 2021

23	EQUITY

a)	Capital

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares, therefore the capital of the company is represented by S/871,917,855, after the end of the private offer and considering the contributions made during the 2 preferential subscription wheels.

As of December 31, 2020, a total of 190,863,050 shares were represented in ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS; and as of December 31, 2019, 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs.

As of December 31, 2020, the Company’s shareholding structure is as follows:

Percentage of individual interest in outstanding capital	Number of shareholders	Total percentage of interest

Up to 1.00	1,728	13.27%
From 1.01 to 5.00	14	27.98%
From 5.01 to 10.00	2	13.38%
Over 10	3	45.37%

	1,747	100.00%

As of December 31, 2020, the Company’s shares registered a stock price at the end of the year of S/1.72 per share and a trading frequency of 95.65% (S/1.70 per share and a trading frequency of 95.24% at 31 December 2019).

b)    Legal reserve

In accordance with the Peruvian General Law of Corporations, the legal reserve of the Company is constituted with the transfer of 10% of the annual profit until reaching an amount equivalent to 20% of the paid-in capital. In the absence of profits or unrestricted reserves, the legal reserve must be applied to the compensation of losses and must be replenished with the profits of subsequent years. This reserve may be capitalized; and its replacement is also mandatory.

c)    Voluntary reserve

As of December 31, 2019, and 2020, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)    Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million; and by shares issued in 2019 an amount of S/138.1 million and 2020 for the acquisition of a non-controlling interest for S/0.6 million.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)    Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2019 and 2020 were not distributed (Note 33).

24	DEFERRED INCOME TAX

Deferred income tax is classified by its estimated reversal term as follows (*):

	At December 31,
	2019	2020

Deferred income tax asset:
Reversal expected in the following twelve months	37,927	44,780
Reversal expected after twelve months	233,792	217,385

Total deferred tax asset	271,719	262,165

Deferred income tax liability:
Reversal expected in the following twelve months	(19,791)	(1,261)
Reversal expected after twelve months	(92,943)	(101,646)

Total deferred tax liability	(112,734)	(102,907)

Deferred income tax asset, net	158,985	159,258

(*) Balances for 2020 were updated as of June 9, 2021, due to the adjustment to the deferred tax account was recorded on the present value of an account receivable from SUNAT equivalent to S/.0.5 million. See Note 2.32 d)

The gross movement of the deferred income tax item is as follows (*):

	At December 31,
	2019	2020

Opening balance	365,263	158,985
Debit (credit) to income statement (Note 29)	(188,509)	(5,310)
Adjustment for changes in rates of income tax	(622)	-
IFRIC 23 adoption	(986)	-
Debit (credit) to equity	(3)	-
Other movements	(16,158)	5,583

Final balance	158,985	159,258

(*) Balances for 2020 were updated as of June 9, 2021

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows (*):

Deferred income tax liabilities	Difference in depreciation rates	Deferred income	Work in process	Tax receivable	Borrowing costs capitalized	PPA	Others	Total

At January 1, 2019	81,553	13,574	5,456	32,878	15,716	(1,562)	20,745	168,360
(Debit) credit to P&L	9,937	10,571	33,403	3,312	(780)	11,385	18,821	86,649

At December 31, 2019	91,490	24,145	38,859	36,190	14,936	9,823	39,566	255,009

(Debit) credit to P&L	(4,565)	(8,239)	(16,740)	2,836	172	357	(18,891)	(45,070)
Reclassification	1,063	-	(4,916)	-	-	(1,263)	2,721	(2,395)

At December 31, 2020	87,988	15,906	17,203	39,026	15,108	8,917	23,396	207,544

Deferred income tax assets	Provisions	Accelerated tax depreciation	Tax losses	Work in process	Accrual for unpaid vacations	Impairment	NIIF 9	Tax Goodwill	Others	Total

At January 1, 2019	42,572	921	178,289	34,005	9,782	253,767	-	18,048	(3,761)	533,623
Debit (credit) to P&L	804	7,512	14,343	11,715	1,842	(205,265)	46,804	(4,526)	24,289	(102,482)
Debit (credit) to equity	-	-	-	-	-	-	-	-	(3)	(3)
IFRIC 23 adoption	-	-	(986)	-	-	-	-	-	-	(986)
Others	-	-	-	-	-	-	-	-	(16,158)	(16,158)

At December 31, 2019	43,376	8,433	191,646	45,720	11,624	48,502	46,804	13,522	4,367	413,994

Debit (credit) to P&L	(38,130)	374	(8,767)	(12,298)	1,416	3,257	(10,874)	(4,518)	19,160	(50,380)
Reclassification	24,340	(1,154)	3,616	(28,630)	-	(507)	10,067	4,989	(15,116)	(2,395)
Others	-	-	-	-	-	-	-	-	5,583	5,583

At December 31, 2020	29,586	7,653	186,495	4,792	13,040	51,252	45,997	13,993	13,994	366,802

(*) Balances for 2020 were updated as of June 9, 2021

As of December 31, 2020, the total tax loss amounts to S/646.6 million and is composed as follows (*):

		Tax loss
	Tax	aplication	Application			Statute of
	loss	method	2020	2021	Forward	limitations
Cumbra Peru S.A.	354,381	B	25,722	19,893	308,766	-
Adexus S.A.	149,303	N/A	-	-	149,303	-
Vial y Vives - DSD S.A.	103,886	N/A	18,870	22,395	62,621	-
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,989	B	-	-	15,989	-
Viva Negocio Inmobiliario S.A.	9,454	A	-	9,454	-	2022
GyM Chile SPA	4,236	N/A	-	-	4,236	-
Cumbra Ingenieria S.A.	3,052	A	3,052	-	-	2025
UNNA ENERGIA S.A.	2,092	A	-	-	2,092	2025
Survial S.A.	1,526	B	1,526	-	-	-
Incolur DSD	1,507	N/A	-	-	1,507	-
AENZA S.A.A.	1,014	A	1,014	-	-	2022
Qualys S.A.	162	A	162	-	-	2025

	646,602		50,346	51,742	544,514

(*) Balances for 2020 were updated as of June 9, 2021

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.

System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred. According to Legislative Decree No. 1481 of May 2020, the application term is extended until five (5) years with respect to the tax loss generated in fiscal year 2020.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

The taxable goodwill relates to the tax credit generated in the reorganization of the Chilean subsidiaries in 2014, in accordance with such legislation.

Deferred income corresponds to income that, according to Colombian tax regulations, is not recognized as such for tax purposes until certain requirements are met.

25	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2019	2020
Cost of sales of goods and services	4,661	2,147
Administrative expenses	1,679	23

	6,340	2,170

26	COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

2019	Cost of goods and services	Administrative expenses	Total
Services provided by third-parties	1,500,897	65,154	1,566,051
Salaries, wages and fringe benefits (i)	1,040,293	143,317	1,183,610
Purchase of goods	942,633	33	942,666
Other management charges	174,678	27,708	202,386
Depreciation (Note 16.1)	108,066	4,252	112,318
Amortization (Note 17.e)	101,810	5,689	107,499
Impairment of accounts receivable (ii)	8,183	-	8,183
Taxes	6,951	2,499	9,450
Impairment of property, plant and equipment	3,907	-	3,907
Impairment of investments	255	-	255
Inventory recovery	(249)	-	(249)

	3,887,424	248,652	4,136,076

2020	Cost of goods and services	Administrative expenses	Total
Services provided by third-parties	987,995	39,000	1,026,995
Salaries, wages and fringe benefits (i)	1,010,315	86,943	1,097,258
Purchase of goods	608,424	73	608,497
Other management charges	158,929	14,322	173,251
Depreciation (Note 16.1)	90,146	8,358	98,504
Amortization (Note 17.e)	94,483	4,138	98,621
Impairment of accounts receivable (ii)	32,215	4	32,219
Taxes	5,956	71	6,027
Impairment of property, plant and equipment	4,950	-	4,950
Impairment of investments	38	-	38
Inventory recovery	(30)	-	(30)

	2,993,421	152,909	3,146,330

(i) For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2019	2020
Salaries	853,579	814,874
Statutory gratification	93,262	91,189
Social contributions	61,533	57,763
Employee’s severance indemnities	49,944	60,090
Vacations	42,025	42,135
Workers’ profit sharing (Note 25)	6,340	2,170
Others	76,927	29,037

	1,183,610	1,097,258

(ii) For the years ended December 31, the impairment of accounts receivable includes the following:

	2019	2020
Trade accounts receivables (Note 10)	955	19,772
Other accounts receivable (Note 13.i)	5,704	12,318
Accounts receivable from related parties	1,524	129

	8,183	32,219

27	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following (*):

	2019	2020
Financial income:
Interest on loans to third parties	36,876	863
Profit for present value of financial asset or financial liability	30,408	32,734
Interest on short-term bank deposits	4,770	2,457
Commissions and collaterals	535	601
Others	1,757	2,765

	74,346	39,420

Financial expenses:
Interest expense:
- Bank loans	93,019	69,420
- Bonds	26,113	26,771
- Loans from third parties	16,275	12,612
- Right-of-use	5,978	4,600
- Financial lease	2,218	3,139
Commissions and collaterals	24,521	14,077
Loss for present value of financial asset or financial liability	41,131	4,552
Exchange difference loss, net	32,840	5,802
Derivative financial instruments	92	64
Other financial expenses	18,176	20,793
Less capitalized interest	(7,229)	(4,887)

	253,134	156,943

(*) Balances for 2020 were updated as of June 9, 2021, due to the present value of the civil indemnity provision equivalent to S/2.2 million reclassified from “other income and expenses, net” to “financial income”. See Note 2.32 a)

28	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following (*):

	2019	2020
Other income:
Sale of assets	12,748	9,118
Penalty income	984	1,168
Supplier debt forgiveness	19,026	14,545
Recovery of provisions and impairments	23,279	6,501
Trademarks revaluation	20,676	-
Profit from Mizuho Bank Ltd. agreement (a)	89,688	-
Others	13,384	4,267

	179,785	35,599

Other expenditures:
Asset impairment (b)	339,774	103,074
Civil repair to the Peruvian Government	69,150	64,571
Net cost of fixed assets disposal	23,697	8,682
Legal and tax litigation (c)	49,754	32,186
Renegotiation of contract with suppliers	-	4,889
Present value of the call option	4,697	2,326
Provision for well closure	4,055	112
Administrative fine	1,423	1,897
Others	26,729	708

	519,279	218,445

	(339,494)	(182,846)

(*) Balances for 2020 were updated as of June 9, 2021

a)

Corresponds to the refinancing agreement linked to the contract signed between Tren Urbano de Lima S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative required for the closing of the CPAOs purchase operation of the Expansion Project. The contract further indicated that in the event that the bank refinanced the debt obtained for the purchase of the CPAOS, the Company received 70% of the gains obtained.

b)

As of December 31, 2020, corresponds a impairment of accounts receivable generated by the subsidiary Concessionaire Via Expresa Sur S.A. for S/55.8 million (Note 13(i)), as a consequence of the new estimates of the Company regarding the recovery of the investment it maintains in the project, this project concession contract has been suspended by mutual agreement with the Municipality of Lima since June; impairment accounted in CAM Holding S.P.A. for S/12.5 million for claims accepted against the guarantee account (Note 13), and impairment of accounts receivable generated by the subsidiary Concar S.A. for S/33.8 million to the Regional Government of Cusco (Note 10); other minor for S/0.5 million from other accounts receivable (Note 13) and S/0.1 million from trade accounts receivable (Note 10) (as of December 31, 2019 corresponds to a provision for impairment of accounts receivable from GSP for S/276 million; the subsidiary Promotora Larco Mar SA recognized an impairment in its assets in progress for S/18.2 million; the subsidiary Cumbra Peru S.A. recognized an impairment of intangibles for S/35.4 million; the subsidiary Adexus recognized an impairment of Intangibles for S/10.1 million).

c)

As of December 31, 2020, the recording of the present value of the exposure estimation to the fine that the Technical Secretariat of INDECOPI recommended for the administrative process followed against the subsidiary Cumbra Peru for S/24.5 million (Note 2.32(b) and Note 22-ii) and other minor for S/7.6 million (as of December 31, 2019 corresponds to the provision on securities class action filed against the Company for S/49.7 million).

29	TAX SITUATION

a)

Each company of the Corporation is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Income Tax Law in Colombia

With the entry into force of the law 2010 of December 2019 law of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, the following was stipulated as of January 1, 2020.

The income tax rate applicable to national societies, permanent establishments and foreign legal entities will be 32%, 31% and 30% for the periods 2020,2021 and 2022, respectively.

Payments abroad for interest, commissions, fees, royalties, leases, personal services are subject to withholding tax at the rate of 20%. Payments for consulting, technical services and technical assistance provided by non-residents are subject to the 20% withholding tax rate. Payments for financial returns to non-residents are subject to the 15% withholding tax rate. Payments to the parent company for management fee, are subject to the 33% withholding tax rate.

In case of an increase in taxable income of 30% with respect to the previous year, for fiscal years 2020 and 2021, the statute of limitation of the returns would be six (6) months and in the case of a 20% increase year will be close at month twelve (12).

c)	The income tax expense shown in the consolidated statement of income comprises (*):

	2019	2020
Current income tax	114,240	53,134
Deferred income tax (Note 24)	189,131	5,310

Income tax expense	303,371	58,444

(*) Balances for 2020 were updated as of June 9, 2021

d)

The Corporation’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows (*):

	2019	2020
Loss before income tax	(535,271)	(131,900)

Income tax by applying local applicable tax rates on profit generated in the respective countries	(157,744)	(39,719)
Tax effect on:
- Reversal of deferred income tax asset	174,716	7,950
- Non-recoverable item	85,301	19,794
- Non-deductible expenses	84,620	49,580
- Unrecognized deferred income tax asset	82,424	24,930
- Change in prior years estimations	36,529	2,213
- Provision of tax contingencies	7,079	(3,421)
- Adjustment for changes in rates of income tax	622	(240)
- Non-taxable income	(1,195)	(22)
- Equity method (profit) loss	(64)	(227)
- Others	(8,917)	(2,394)

Income tax	303,371	58,444

(*) Balances for 2020 were updated as of June 9, 2021

e)

The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2020 income tax rates of 29.5%, 27% and 32% respectively (29.5%, 27% and 33% for 2019). Norvial S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A. and UNNA ENERGIA S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate (*).

Country	Rates Taxes local Applicable	Utility before the Tax to Rent	Tax to rent
	(A)	(B)	(A)*(B)
2019
Peru	29.50%	(1,612,192)	(475,597)
Peru - Norvial S.A.	27.00%	24,066	6,498
Perú - Tren Urbano de Lima S.A.	30.00%	121,080	36,324
Perú - Vía Expresa Sur S.A.	30.00%	(17,752)	(5,326)
Perú - UNNA ENERGIA S.A.	29.00%	35,421	10,272
Chile	27.00%	(96,360)	(26,017)
Colombia	33.00%	(11,824)	(3,902)
Bolivia	25.00%	681	170
Unrealized gains		1,021,609	299,834

		(535,271)	(157,744)

2020
Peru	29.50%	(132,192)	(38,997)
Peru - Norvial S.A.	27.00%	(2,029)	(548)
Peru - Tren Urbano de Lima S.A.	30.00%	87,521	26,256
Peru - Via Expresa Sur S.A.	30.00%	(53,697)	(16,109)
Peru - UNNA ENERGIA S.A.	29.00%	(1,930)	(540)
Chile	27.00%	(15,282)	(4,126)
Colombia	32.00%	(11,178)	(3,577)
Bolivia	25.00%	(13)	(3)
Unrealized gains		(3,100)	(2,075)

		(131,900)	(39,719)

(*) Balances for 2020 were updated as of June 9, 2021

f)

Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2016 through 2020 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2017 to 2020 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2019 and 2020 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)

In accordance with current Peruvian legislation, for purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and companies resident in low or no tax territories must be considered, for which purpose documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company’s operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2020.

h)	Temporary tax on net assets (ITAN)

Is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax or against the provisional tax payment of the income tax of the related period.

i)

In 2019, certain operations have not been recognized to have impact on income tax such as: additional impairment of investments in GSP (Negocios del Gas S.A.) S/67 million, account receivable from the tax authorities converted to a contingent asset (Cumbra Peru S.A.) amount to S/7.7 million and write-offs of non-recoverable assets (Concesionaria Via Expresa Sur S.A. and Promotora Larcomar S.A.) equal to S/10.8 million.

j)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

-	Tren Urbano de Lima S.A.	S/22 million in 2020 (S/7 million in 2019)
-	Inmobiliaria Almonte	S/4.1 million en 2020
-	Consorcio Vial Sierra	S/3.4 million in 2020

30	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below (*):

	Cash flow hedge	Foreign currency translations adjustment	Increase in fair value of available-for sale assets	Exchange difference from net investment in a foreign operation	Total
As of January 1, 2019	588	(62,390)	7,461	(9,954)	(64,295)

(Charge) credit for the year	8	(6,892)	-	-	(6,884)
Tax effects	(2)	-	-	-	(2)

Other comprehensive income of the year	6	(6,892)	-	-	(6,886)

As of December 31, 2019	594	(69,282)	7,461	(9,954)	(71,181)

(Charge) credit for the year	(594)	8,158	-	708	8,272

Other comprehensive income of the year	(594)	8,158	-	708	8,272

As of December 31, 2020	-	(61,124)	7,461	(9,246)	(62,909)

(*) Balances for 2020 were updated as of June 9, 2021

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2019	2020
Controlling interest	(6,886)	8,272
Non-controlling interest	(1,734)	114

Total value in OCI	(8,620)	8,386

31	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 22).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/147.7 million according to the following detail:

Contentious Administrative Process before the Judiciary regarding the assessment of IGV or VAT tax from 1998 to 2002 for S/0.7 million and for Income Tax and IGV or VAT tax from 2001 for S/3.9 million. For fiscal year 2020, the dispute or claim for these processes has been summarized to the excessive collection of interest due to the time that has elapsed since the beginning of the process to date. In February 2020, a Contentious Administrative Process was started for the results of the audit by VAT tax 2011 amounting to S/0.7 million.

The appeal before SUNAT of income tax assessments from 2013 amounting to S/14 million (S/12.1 million correspond to Cumbra Peru S.A. and S/1.9 million to Viva Negocio Inmobiliario S.A.), and of income tax assessments from 2014 amounting to S/65.5 million correspond to AENZA S.A.A.

The appeal before the Tax Court regarding VAT tax assessments for:

a) Income tax from 2012, S/40 million to Cumbra Peru S.A.

b) Income Tax 2009, 2010 and 2013, S/12 million to AENZA S.A.A.

c) Income Tax 2013 and 2016, S/6.4 million to Cumbra Ingenieria S.A.

d) Income Tax 2009 and 2016, S/4.5 million from Viva Negocio Inmobiliario S.A.

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

Civil lawsuits, demanding compensation of damages, contract terminations and the enforcement of payment obligations S/99 million (S/2.9 million correspond to Cumbra Peru S.A., S/1 million to Morelco S.A.S., S/.89.7 million to Viva Negocio Inmobiliario S.A. and S/5.4 million to Norvial S.A.).

Administrative contentious proceedings amounting to S/8.1 million (S/1.7 million correspond to Consorcio Terminales, S/0.6 million to UNNA ENERGIA S.A., S/3.5 million to Tren Urbano de Lima S.A. and S/2.3 million to Cumbra Peru S.A.)

Administrative processes amounting to S/7.8 million (S/5.5 million correspond to Cumbra Peru S.A., S/0.6 million to Viva Negocio Inmobiliario S.A., S/0.5 million to UNNA ENERGIA S.A. and its subsidiary and S/1.2 million to AENZA S.A.A.)

Labor dispute processes amounting to S/3 million (S/1.2 million correspond to Morelco S.A.S., S/1.6 million to UNNA ENERGIA S.A. and its subsidiary and the rest to Concar S.A.C.)

c) Letters bonds and guarantees

The Corporate maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US $427.5 million (US $390 million as of December 31, 2019).

32	BUSINESS COMBINATIONS

Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control through its subsidiary Cumbra Peru S.A., with the purchase of 70% of its shares representing the capital stock. Morelco S.A.S. is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Corporate’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

As of December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million and estimated payables of US$15.1 million (equivalent to S/45.7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired, and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco S.A.S., Cumbra Peru S.A. signed put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that the Company paid to acquire 70% of Morelco shares.

The Company obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Into IFRS framework, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Corporation recognizes a liability measured by the fair value of that option, as of December 31, 2020, the value of the liability amounts to S/118.6 million (as of December 31, 2019, it was S/106.4 million). Because the Corporation concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves (Note 21).

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:

As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause, notwithstanding the foregoing, if Cumbra Peru S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to Cumbra Peru S.A., so that in such event Cumbra Peru S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder.

Section 7.3 (c) is replaced in its entirety by the following:

(c) The price per share in each sale option shall be equal to the base price per share plus an interest charge. The base price per share shall be the result of dividing 5,375 times the EBITDA of the twelve (12) months prior to the date of receipt of the Notification of the option of sale by Cumbra Peru S.A. minus DFN, between (and) all of the shares at the date of receipt of the Notice of option of sale by Cumbra Peru S.A.; however, the corresponding base price per share shall not be less than the price per share corresponding to the purchase price [as that term is defined in the share sale Contract). The base price per Minimum action established in this Section 7.3 (c) shall not apply: (a) in a sale option that is triggered by the Cumbra Peru S.A. share provision to a third party, when the Cumbra Peru S.A. Stock provision does not result in a sale of the Company, and (b) in an Opt sales ion activated before an Exempt Operation. On the base price per share, remuneration interest will be caused at an annual interest rate composed of two point seventy percent (2.70%) as of (i) February 14, 2018 for option 1; (ii) December 31, 2019 for sale option 2 and (iii) in both cases, up to the effective payment date of the purchase contract price concluded as a result of the exercise of each sale option.

33	DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2019 and 2020, except for transactions with non-controlling interests described in Note 35-c). Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Agreement does not allow dividends payments until 40% of the Civil Reparation amount described in Note 1 c) has been amortized.

(*) Updated as of June 9, 2021

34	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share. The basic loss per common share is as follows (*):

			2019	2020
Loss attributable to owners of the Company during the year			(884,721)	(217,871)

Weighted average number of shares in issue at S/1.00 each, at December 31,			822,213,119	871,917,855

Basic loss per share (in S/)	(i	)	(1.076)	(0.250)

(*) Balances for 2020 were updated as of June 9, 2021

(i) The Corporation does not have common shares with dilutive effects as of December 31, 2019 and 2020.

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a) Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile S.p.A. acquired 5.43%, 6.77%, and 1.49%, respectively of additional shares in Vial y Vives - DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively; the carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million, respectively. The Corporation ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. As of December 31, 2020, the outstanding balance was S/27.6 million (S/22.7 million in 2019) (Note 21).

b) Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A. for the realization of real estate projects. As of December 31, the balances include:

	2019	2020
Contributions received	152	18
Returns of contributions	(33,148)	(15,743)

Decrease in equity of non controlling parties	(32,996)	(15,725)

c) Dividends

As of December 31, 2019 and 2020, dividends were distributed to the non-controlling interest for S/12.8 million and S/82.4 million, respectively.

36	OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS CONTINUING OPERATIONS

As of December 31, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that has been reclassified as a non-current assets held for sale As of December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers. In 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors. On December 28, 2020 the creditor’s committee signed a debt reorganization agreement whith pledge creditors and unsecured creditors.

The Corporation decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Corporation will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the subsidiary.

37	EVENTS AFTER DECEMBER 31, 2020 UP TO JUNE 9, 2021

1. Issuance of Convertible Bonds

On January 13, 2021, the Board of Directors approved terms and conditions for the issuance of convertible bonds to be placed by private offering, including the registration and delivery dates, for the exercise of the preemptive subscription right, both in the first and second subscription round. The convertible bonds to be issued have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or jurisdiction outside Peru.

Additionally, on the same date, a contract was signed with Kallpa Securities Sociedad Agencia de Bolsa S.A., who will act as Representative of the Bondholders for the issuance of the convertible bonds.

The second preferential subscription round of the issuance of the Convertible Bonds in Shares of AENZA S.A.A., by the Company, ended on February 26, 2021. Together with the Subscription Agreements that were subscribed in the first preferential subscription round, in both rounds, Subscription Agreements have been subscribed for a total of 32,721 bonds, for a subscription value that amounts to the total amount of US$32.7 million.

Finally, in accordance with the process set by the Board of Directors, the bonds that have remained unsubscribed after the end of the second round of preferential subscription may be placed through a private offer directed to Institutional Investors. As of the date hereof, the bonds have not been issued due to prevailing market conditions and the Company is assessing its options.

2. New State of emergency due to COVID

On May 27, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until June 30, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. A further spread of Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations.

Citizen immobilization, the restriction of activities of strategic companies as well as the paralysis of public entities have affected the execution of investment projects as well as the performance of exploration activities, and until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

3. Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

Regarding this administrative sanctioning proceeding involving the subsidiary Cumbra Peru S.A., the process concluded the evidentiary stage. On March 9, 2021, the Technical Secretary notified Cumbra Perú that it had recommended the Commission the imposition of a fine of approximately S/. 108 million. Cumbra Peru S.A. has objected this recommendation and its advisors estimate its exposure in approximately S/. 39 million without considering present value deductions and additional deductions to which Cumbra Peru S.A. may be entitled under applicable law. As of December 31, 2020 the Company registered the present value of such provision, which amounts to S/24.5 million.

4. Preparatory Plea Agreement – “The Agreement”

On May 21, 2021, the Company signed a “Preparatoy Plea Agreement” (the “Agreement”), with the Special Prosecutor Team dedicated on an exclusive basis to the investigations related to the Lava Jato and Construction Club cases and with the “Procuraduria Publica ad Hoc” for the investigation processes related to the Lava Jato case and events occurred between years 2003 and 2015. The terms of the Plea Agreement will be enforceable once such agreement is approved by the Peruvian courts.